As filed with the Securities and Exchange Commission on November 16, 2001
                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                              CAPITOL BANCORP LTD.
             (Exact name of registrant as specified in its charter)


          MICHIGAN                          6711                 38-2761672
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD        (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)  INDUSTRIAL CLASSIFICATION   IDENTIFICATION NO.)
                                        CODE NUMBER)


                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           Cristin Reid English, Esq.
                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
Terry Morris Roman, Esq.                             John Sharp, Esq.
 Snell & Wilmer, L.L.P.                   Strobl Cunningham Caretti & Sharp P.C.
   One Arizona Center                       300 East Long Lake Road, Suite 200
 Phoenix, AZ 85004-0001                         Bloomfield Hills, MI 48304
     (602) 382-6000                                   (248) 540-2300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

                         CALCULATION OF REGISTRATION FEE

       Title Of Each                             Proposed Maximum     Proposed Maximum
 Class Of Securities Being      Amount To Be      Offering Price     Aggregate Offering       Amount Of
        Registered             Registered (1)       Per Share            Price (2)         Registration Fee
        ----------             --------------       ---------            ---------         ----------------
Common stock (no par value)       2,719,858            N/A              $37,092,335             $9,273

----------
(1) Based on 3,705,528 shares of common stock, no par value, of Sun Community Bancorp, which is the maximum number of shares of Sun common stock (excluding shares held by Capitol) that may be outstanding immediately prior to the consummation of the exchange transactions, multiplied by an assumed exchange ratio of .734 shares of Capitol common stock for each share of Sun common stock.
(2) Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on $10.01, the average of the high and low price per share of Sun common stock, as reported on the Nasdaq National Market on November 13, 2001, multiplied by 3,705,528, the maximum number of shares of Sun common stock as described in
     Note 1 above.

                                   ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                   [SUN LOGO]

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held On January 18, 2002


To the Shareholders of Sun Community Bancorp Limited:

     A special meeting of the shareholders of Sun Community Bancorp Limited will be held at _____________ at ___________, Phoenix, Arizona _____ on January 18,
2002, at 9:00 a.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of November 16, 2001, between Capitol Bancorp Limited and Sun Community Bancorp Limited under which all shareholders of Sun (other than Capitol) will exchange their common stock in Sun for common stock in Capitol, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A.

     2. To act on any other matters that may properly be brought before the shareholders' meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on December __, 2001 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

     You are cordially invited to attend the meeting of Sun's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the shareholders' meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ Richard N. Flynn
Secretary

                                 [CAPITOL LOGO]

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held On January 18, 2002

To the Shareholders of Capitol Bancorp Limited:

     A special meeting of the shareholders of Capitol Bancorp Limited will be held at _____________ at ___________, Lansing, Michigan _____ on January 18,
2002, at 9:00 a.m., local time, for the following purposes:

     1. To consider and vote on a proposal to adopt and approve a Plan of Share Exchange, dated as of November 16, 2001, between Capitol Bancorp Limited and Sun Community Bancorp Limited under which all shareholders of Sun (other than Capitol) will exchange their common stock in Sun for common stock in Capitol, according to an exchange ratio, as described in the attached proxy statement/prospectus. A copy of the Plan of Share Exchange is attached to the proxy statement/prospectus as Annex A. Under Michigan corporate law, Capitol is not required to obtain the approval of its common stock shareholders. Rules of Nasdaq Stock Market, Inc., however, require shareholder approval when the proposed transaction involves the issuance of 20% or more common stock of the issuer. Capitol is seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun.

     2. To act on any other matters that may properly be brought before the shareholders' meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on December __, 2001 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

     You are cordially invited to attend the meeting of Capitol's shareholders. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope.

     If you attend the shareholders' meeting, you may vote your shares in person even if you have previously submitted a proxy.

By Order of the Board of Directors,

/s/ David O'Leary
Secretary

                           PROXY STATEMENT/PROSPECTUS
                         PROPOSED PLAN OF SHARE EXCHANGE

     The Boards of Directors of Sun Community Bancorp Limited and Capitol Bancorp Limited have each approved a Plan of Share Exchange that contemplates the exchange of the shares of Sun common stock held by all shareholders other than Capitol for shares of Capitol common stock. Capitol currently has a controlling interest in Sun's common stock. As a result of the exchange, Sun will become a wholly-owned subsidiary of Capitol.

     If the exchange is approved, each share of Sun common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio is calculated by multiplying the number of shares of Sun common stock by the exchange ratio of .734 Capitol shares for each Sun share of common stock (excluding shares of Sun already owned by Capitol). The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq National Market.

     Capitol estimates that Capitol will issue approximately 2,719,858 shares of Capitol common stock to Sun shareholders in the exchange. Those shares will approximate 26% of the outstanding Capitol common stock after the exchange. Capitol's common stock trades on the Nasdaq National Market System under the symbol "CBCL." Sun's common stock currently trades on the Nasdaq National Market System under the symbol "SCBL"; however, if the proposed share exchange is approved and consummated, all of Sun's common stock will be owned by Capitol and accordingly, Sun's shares will no longer be publicly traded or listed.

     Sun's and Capitol's Boards of Directors have scheduled separate meetings of their respective shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders' meetings.

     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR SUN COMMON STOCK FOR CAPITOL'S COMMON STOCK.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

     This proxy statement/prospectus is dated December ___, 2001, and is first being mailed to shareholders of Sun and Capitol on or about December ___, 2001.

                               TABLE OF CONTENTS


ANSWERS TO FREQUENTLY ASKED QUESTIONS......................................    4

SUMMARY....................................................................    7
  Reasons for the Exchange. ...............................................    7
  The Shareholders' Meetings...............................................    7
  Recommendation to Shareholders...........................................    7
  Votes Required...........................................................    8
  Record Date; Voting Power................................................    8
  What Sun's Shareholders will Receive in the Exchange.....................    8
  Accounting Treatment.....................................................    8
  Tax Consequences of the Exchange to Sun Shareholders.....................    9
  Opinions of Financial Advisors...........................................    9
  The Plan of Share Exchange...............................................    9
  Termination of the Exchange..............................................    9
  The Rights of Sun's Shareholders Will Change.............................    9

SELECTED CONSOLIDATED FINANCIAL DATA OF CAPITOL............................   10

SELECTED CONSOLIDATED FINANCIAL DATA OF SUN................................   12

RISK FACTORS...............................................................   14

RECENT DEVELOPMENTS........................................................   19

CAPITALIZATION.............................................................   20

DIVIDENDS AND MARKET FOR COMMON STOCK......................................   21

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................   22

INFORMATION ABOUT SUN......................................................   22

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.....................   22

THE EXCHANGE...............................................................   25
  General..................................................................   25
  Background of the Exchange...............................................   25
  Sun's Reasons for the Exchange...........................................   26
  Capitol's Reasons for the Exchange.......................................   26
  Terms of Exchange........................................................   26
  Sun's Board Recommendation...............................................   26
  Capitol's Board Recommendation...........................................   26
  Accounting Treatment.....................................................   27
  Pro Forma Data...........................................................   27
  Material Federal Income Tax Consequences.................................   28
  Regulatory Matters.......................................................   29
  Federal Securities Laws Consequences; Stock Transfer Restrictions........   30

OPINION OF SUN'S FINANCIAL ADVISOR.........................................   31

OPINION OF CAPITOL'S FINANCIAL ADVISOR.....................................   35

THE CLOSING................................................................   40
  Effective Time...........................................................   40
  Shares Held by Capitol...................................................   40
  Procedures for Surrender of Certificates; Fractional Shares..............   40
  Fees and Expenses........................................................   41
  NASDAQ Stock Market Listing..............................................   41
  Amendment and Termination................................................   41

THE SHAREHOLDERS' MEETINGS.................................................   42
  Date, Time and Place.....................................................   42
  Matters to be Considered at the Shareholders' Meetings...................   42
  Record Date; Stock Entitled to Vote; Quorum..............................   42
  Votes Required...........................................................   42
  Share Ownership of Management............................................   43
  Voting of Proxies........................................................   43
  General Information......................................................   44
  Solicitation of Proxies; Expenses........................................   44

COMPARISON OF SHAREHOLDER RIGHTS...........................................   45

DESCRIPTION OF CAPITAL STOCK OF CAPITOL....................................   46
  Rights of Common Stock...................................................   46
  Shares Available for Issuance............................................   46
  Capitol's Trust-Preferred Securities.....................................   47
  Anti-Takeover Provisions.................................................   47

WHERE YOU CAN FIND MORE INFORMATION........................................   49

LEGAL MATTERS..............................................................   50

EXPERTS....................................................................   50

LIST OF ANNEXES

  ANNEX A  Plan of Share Exchange..........................................  A-1
  ANNEX B  Opinion of Sun's Financial Advisor..............................  B-1
  ANNEX C  Opinion of Capitol's Financial Advisor..........................  C-1
  ANNEX D  Tax Opinion of Strobl Cunningham Caretti & Sharp, P.C...........  D-1
  ANNEX E  Financial and Other Information Regarding Sun...................  E-1
  ANNEX F  Financial and Other Information Regarding Capitol...............  F-1

                                   ANSWERS TO
                           FREQUENTLY ASKED QUESTIONS


Q:   Why am I receiving these materials?

A: Sun's and Capitol's Board of Directors have each approved the exchange of Sun's common stock not owned by Capitol for shares of common stock of Capitol. The exchange requires the approval of Sun's shareholders. Under Michigan corporate law, Capitol is not required to obtain the approval of its common stock shareholders. Rules of Nasdaq Stock Market, Inc., however, require shareholder approval when the proposed transaction involves the issuance of 20% or more common stock of the issuer. Capitol is seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun. Sun and Capitol are sending these materials to each of their respective shareholders to help them decide whether to approve the exchange.

Q:   What will Sun's shareholders receive in the exchange?

A: Sun's shareholders will receive shares of Capitol common stock, which are publicly traded on the National Market System of the Nasdaq Stock Market, Inc. under the symbol "CBCL." If the exchange is approved, the exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq Stock Market, Inc. Based on these relative values, each Sun share would be exchanged for .734 shares of Capitol's common stock, if the proposed share exchange is approved.

Q:   What do I need to do now?

A: After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders' meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders' meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders' meeting.

Q:   What do I do if I want to change my vote?

A:   You may change your vote:

     - by sending a written notice to the Secretary of Sun or Capitol, as applicable, prior to the shareholders' meeting stating that you would like to revoke your proxy;

     - by signing a later-dated proxy card and returning it by mail prior to the shareholders' meeting, no later than January 10, 2002; or

     -    by attending the shareholders' meeting and voting in person.

Q:   What vote is required to approve the exchange?

A: In order to complete the exchange, holders of a majority of the shares of Sun common stock (other than Capitol) must approve the Plan of Share Exchange. If you do not vote your Sun shares, the effect will be a vote against the Plan of Share Exchange. Under Michigan corporate law, Capitol is not required to obtain the approval of its common stock shareholders. Rules of Nasdaq Stock Market, Inc., however, require shareholder approval when the proposed transaction involves the issuance of 20% or more common stock of the issuer. Capitol is seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun. Capitol's Board has decided that a majority of Capitol's shareholders must approve the Plan of Share Exchange.

Q:   Should I send in my Sun stock certificates at this time?

A: No. If the proposed share exchange is approved, Capitol or Capitol's stock transfer agent will send Sun shareholders written instructions for exchanging their stock certificates.

Q:   When do you expect to complete the exchange?

A: As quickly as possible after the shareholder meetings. Approval by Sun's shareholders at the shareholders' meeting must be obtained first. Capitol is also seeking approval by Capitol's shareholders, which is a condition to completing the exchange. It is anticipated the exchange will be completed by February 15, 2002.

Q:   Where can I find more information about Capitol?

A: This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been delivered with this document. Certain exhibits are not included in those documents; however, Capitol will provide you with copies of those exhibits, without charge, upon written or oral request to:

                    Capitol Bancorp Limited
                    200 Washington Square North, Fourth Floor
                    Lansing, Michigan 48933
                    Attention: General Counsel
                    Telephone Number: (517) 487-6555

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS' MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN JANUARY 11, 2002.

     For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information".

                         WHO CAN ANSWER YOUR QUESTIONS?

              If you have additional questions, you should contact:

                          Sun Community Bancorp Limited
                       2777 East Camelback Road, Suite 375
                             Phoenix, Arizona 85016
                                 (602) 955-6100
                         Attention: Cristin Reid English

                                       or

                             Capitol Bancorp Limited
                    200 Washington Square North, Fourth Floor
                             Lansing, Michigan 48933
                                 (517) 487-6555
                          Attention: Lee W. Hendrickson


                   If you would like additional copies of this
                 proxy statement/prospectus you should contact:
         Capitol Bancorp Limited at the above address and phone number.

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY
STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. TO UNDERSTAND THE PROPOSED EXCHANGE FULLY AND THE CONSEQUENCES TO YOU, YOU SHOULD READ CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS REFERRED TO IN THIS DOCUMENT. SEE "WHERE YOU CAN FIND MORE INFORMATION".

     Capitol Bancorp Limited is a bank holding company with headquarters located at 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. Capitol's telephone number is (517) 487-6555.

     Capitol is a uniquely structured affiliation of community banks. It currently has 27 wholly or majority-owned bank subsidiaries, including 14 bank subsidiaries which are wholly or majority-owned directly or indirectly by Sun. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development through a tiered structure. Capitol's strategy is the model which was used for the formation of Sun and its bank subsidiaries. Capitol and Sun are already closely related in several important ways.

     Capitol's and Sun's operating strategies are to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of their banks. They provide access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Sun Community Bancorp Limited is a bank holding company with its headquarters at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Sun's telephone number is (602) 955-6100.

     Sun is now and has been, since it commenced business, a controlled subsidiary of Capitol. Sun commenced operations in June 1997.

REASONS FOR THE EXCHANGE (PAGE 26)

     It is believed that the exchange will provide Sun's shareholders with greater liquidity and flexibility because Capitol's common stock is publicly traded and historically has been more actively traded than Sun's shares have been in the past. Capitol has been paying quarterly cash dividends to its common shareholders (although there is no assurance such dividends will continue in the future). Sun has never paid a cash dividend. The exchange will also provide Sun's shareholders with greater diversification, since Capitol is active in more than one geographic area and across a broader customer base.

THE SHAREHOLDERS' MEETINGS (PAGE 36)

     The meeting of Sun's shareholders will be held on January 18, 2002 at 9:00 a.m., local time, at _________ at ______________, Phoenix, Arizona _____. At the
meeting, Sun's shareholders will be asked to approve the Plan of Share Exchange.

     The meeting of Capitol's shareholders will be held on January 18, 2002 at 9:00 a.m., local time, at ________ at ______________, Lansing, Michigan ______.
At the meeting, Capitol's shareholders will be asked to approve the Plan of Share Exchange.

RECOMMENDATIONS TO SHAREHOLDERS (PAGE 26)

     Sun's board of directors believes that the exchange is fair and in the best interests of Sun's shareholders and Sun and recommends that Sun's shareholders vote FOR approval of the share exchange.

     Capitol's board of directors believes that the exchange is fair and in the best interests of Capitol's shareholders and Capitol and recommends that Capitol's shareholders vote FOR approval of the share exchange.

VOTES REQUIRED (PAGE 36)

     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of Sun common stock excluding the shares held by Capitol. This is more than the vote required by law, but Sun's board has set the vote requirement to be sure the exchange is what the shareholders of Sun want. Capitol controls about 50% of the outstanding shares of Sun common stock (________ at December __, 2001). Sun's executive management and Board of Directors holds 6.74% of the outstanding shares of Sun common stock, or 13.48% of all shares not held by Capitol. The majority of Sun's Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

     Capitol is not required under Michigan corporate law to obtain the approval of its common stock shareholders. Capitol is seeking its shareholder approval for the proposed share exchange because of the inherent conflicts of interest which exist because of shared management, common directors and other transactions and agreements between Capitol and Sun. Capitol's executive management and Board of Directors hold 21.98% of the outstanding shares of Capitol common stock. The majority of Capitol's Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

RECORD DATE; VOTING POWER (PAGE 36)

     Sun shareholders may vote at the Sun shareholders' meeting if they owned shares of common stock of Sun at the close of business on December ___, 2001. At the close of business on December ___, 2001, _________ shares of Sun common stock were outstanding (excluding shares held by Capitol). For each share of Sun common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders' meeting on the proposal to approve the Plan of Share Exchange.

     Capitol shareholders may vote at the Capitol shareholders' meeting if they owned shares of common stock of Capitol at the close of business on December ___, 2001. At the close of business on December ___, 2001, __________ shares of Capitol common stock were outstanding. For each share of Capitol common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders' meeting on the proposal to approve the Plan of Share Exchange.

WHAT SUN'S SHAREHOLDERS WILL RECEIVE IN THE EXCHANGE (PAGE 26)

     In the exchange, each outstanding share of Sun common stock will be automatically converted into the right to receive Capitol common stock, according to an "exchange ratio". The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq Stock Market, Inc. Based on these relative values, each Sun share would be exchanged for .734 shares of Capitol's common stock, if the proposed share exchange is approved.

     Each Sun shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Sun common stock calculated by multiplying the number of shares of Sun common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

ACCOUNTING TREATMENT (PAGE 27)

     Capitol's acquisition of the shares of Sun not already owned by Capitol will be accounted for under the purchase method of accounting. After the exchange, 100% of Sun's results from operations will be included in Capitol's income statement, as opposed to about 50%, prior to the exchange.

DISSENTERS' RIGHTS ARE NOT AVAILABLE (PAGE 36)

     Holders of Sun common stock are not entitled to dissenters' rights under Arizona law in connection with the exchange. Dissenters' rights under Arizona law are not available in connection with the exchange because Sun's common stock is listed on the Nasdaq National Market.

     Michigan law does not provide any dissenters' rights to Capitol shareholders who vote against the exchange.

TAX CONSEQUENCES OF THE EXCHANGE TO SUN SHAREHOLDERS (PAGE 27)

     Capitol's tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, Sun shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Sun shares for shares of Capitol's common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol's common stock. Tax counsel's opinion is attached as Annex D to this proxy statement/prospectus. Tax Counsel's opinion is subject to certain assumptions which may limit its application in particular instances.

     Tax matters are very complicated, and the tax consequences of the exchange to each Sun shareholder will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

OPINIONS OF FINANCIAL ADVISORS (PAGE 30)

     Sun retained Friedman, Billings, Ramsey & Co., Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Sun shareholders.

     In deciding to approve the exchange, Sun's board of directors considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Sun common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.

     Capitol retained Stifel, Nicolaus & Company, Incorporated as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Capitol shareholders.

     In deciding to approve the exchange, Capitol's board of directors considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Capitol common stock is fair from a financial point of view. The opinion is attached as Annex C to this proxy statement/prospectus.

THE PLAN OF SHARE EXCHANGE (PAGE 26)

     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

TERMINATION OF THE EXCHANGE (PAGE 35)

     Sun and Capitol can jointly agree to terminate the plan of exchange at any time without completing the exchange.

     Sun can terminate the exchange if a majority of Sun's shareholders (other than Capitol) fail to approve the exchange at Sun's shareholders' meeting or any adjournment or postponement thereof; or a governmental authority prohibits the exchange.

     Capitol can terminate the exchange if a majority of Capitol's shareholders fail to approve the exchange at Capitol's shareholders' meeting or any adjournment or postponement thereof; or a governmental authority prohibits the exchange.

THE RIGHTS OF SUN'S SHAREHOLDERS WILL CHANGE

     Your rights as a Sun shareholder are determined by Arizona law relating to business corporations and by Sun's articles of incorporation and by-laws. If the exchange is completed, your rights as a Capitol shareholder will be determined by Michigan law relating to business corporations and by Capitol's articles of incorporation and by-laws. See "Comparison of Shareholders Rights".

                 SELECTED CONSOLIDATED FINANCIAL DATA OF CAPITOL

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated herein by reference. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol's Quarterly Report on Form 10-Q for the period ended September 30, 2001, which is incorporated herein by reference. See "Where You Can Find More Information". The interim results include all adjustments of a normal nature considered necessary for a fair presentation. Interim results for the nine months ended September 30, 2001 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2001. BECAUSE OF THE NUMBER OF BANKS ADDED THROUGHOUT THE PERIOD OF CAPITOL'S EXISTENCE, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING FINANCIAL PERFORMANCE AND PREDICTING CAPITOL'S FUTURE OPERATING RESULTS.

     Capitol's consolidated balance sheets as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 are incorporated herein by reference. The selected financial data provided below as of and for the nine months ended September 30, 2001 and 2000 have been derived from Capitol's consolidated financial statements which are incorporated herein by reference. Results of operations data and selected balance sheet data as of and for the years ended December 31, 1998, 1997 and 1996 were derived from consolidated financial statements which are not incorporated in this proxy statement/prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities of subsidiaries (including Sun) are included in Capitol's consolidated balance sheet. Capitol's consolidated net income, however, only includes its subsidiaries' (including Sun) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

                                                                        CAPITOL BANCORP LIMITED
                                        ----------------------------------------------------------------------------------
                                           AS OF AND FOR THE
                                           NINE MONTHS ENDED                         AS OF AND FOR THE
                                             SEPTEMBER 30                         YEARS ENDED DECEMBER 31
                                        ----------------------   ---------------------------------------------------------
                                           2001        2000         2000        1999        1998        1997        1996
                                        ---------    ---------   ---------   ---------   ---------   ---------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS DATA:
  Interest income                       $ 115,766    $  95,481   $ 132,311   $  93,602   $  69,668   $  49,549   $  36,479
  Interest expense                         56,894       47,169      65,912      46,237      36,670      24,852      17,800
  Net interest income                      58,872       48,312      66,399      47,365      32,998      24,697      18,679
  Provision for loan losses                 5,637        4,996       7,216       4,710       3,523       2,049       1,196
  Net interest income after provision
    for loan losses                        53,235       43,316      59,183      42,655      29,475      22,648      17,483
  Noninterest income                        6,994        4,374       6,137       4,714       3,558       2,157       1,705
  Noninterest expense                      47,358       38,888      52,846      40,257      26,325      16,721      12,307
  Income before income tax expense,
    minority interest and cumulative
    effect of change in accounting
    principle                              12,871        8,802      12,474       7,112       6,708       8,445       6,881
  Income tax expense                        4,238        3,041       4,289       3,213       2,584       2,888       2,245
  Income before cumulative effect
    of change in accounting principle       7,755        5,728       8,035       5,606       4,628       5,557       4,636
  Cumulative effect of change in
    accounting principle (1)                                                      (197)
  Net income                                7,755        5,728       8,035       5,409       4,628       5,557       4,636

                                                                            CAPITOL BANCORP LIMITED
                                           ----------------------------------------------------------------------------------------
                                              AS OF AND FOR THE
                                              NINE MONTHS ENDED                            AS OF AND FOR THE
                                                 SEPTEMBER 30                           YEARS ENDED DECEMBER 31
                                           -----------------------   --------------------------------------------------------------
                                              2001         2000         2000         1999         1998         1997         1996
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net income per common share:
    Before cumulative effect of
      accounting change:
        Basic                              $     1.00   $     0.81   $     1.14   $     0.87   $     0.74   $     0.91   $     0.85
        Diluted                                  0.98         0.80         1.13         0.86         0.72         0.88         0.82
    After cumulative effect of
      accounting change:
        Basic                                    1.00         0.81         1.14         0.84         0.74         0.91         0.85
        Diluted                                  0.98         0.80         1.13         0.83         0.72         0.88         0.82
  Cash dividends declared                        0.30         0.27         0.36         0.36         0.33         0.30         0.25
  Book value                                     9.96         8.81         9.18         8.08         7.77         7.22         7.43
  Dividend payout ratio                         30.61%       33.33%       31.58%       42.86%       43.63%       32.95%       29.05%
  Weighted average number of
    common shares outstanding                   7,769        7,029        7,065        6,455        6,284        6,130        5,477

SELECTED BALANCE SHEET DATA:
  Total assets                             $1,975,379   $1,568,423   $1,630,076   $1,305,987   $1,024,444   $  690,556   $  492,263
  Investment securities                        43,865       77,520       68,926      107,145       86,464       64,470       48,725
  Portfolio loans                           1,660,042    1,298,002    1,355,798    1,049,204      724,280      502,755      357,623
  Allowance for loan losses                   (21,849)     (16,415)     (17,449)     (12,639)      (8,817)      (6,229)      (4,578)
  Deposits                                  1,687,494    1,350,208    1,400,899    1,112,793      890,890      604,407      436,166
  Debt obligations                             77,437       53,075       58,150       47,400       23,600                     6,500
  Trust preferred securities                   48,606       24,318       24,327       24,291       24,255       24,126
  Stockholders' equity                         77,902       63,210       70,404       54,668       49,292       45,032       40,159

PERFORMANCE RATIOS: (2)
  Return on average equity                      13.94%       12.96%       12.85%       10.41%        9.81%       13.05%       12.01%
  Return on average assets                       0.57%        0.53%        0.55%        0.47%        0.55%        0.96%        1.08%
  Net interest margin (fully taxable
    equivalent)                                  4.60%        4.79%        4.80%        4.44%        4.15%        4.54%        4.62%
  Efficiency ratio (3)                          71.90%       73.81%       72.85%       77.30%       70.63%       60.92%       60.38%

ASSET QUALITY:
  Non-performing loans (4)                 $   11,642   $    6,611   $    6,757   $    4,124   $    7,242   $    4,011   $    2,699
  Allowance for loan losses to
    non-performing loans                       187.67%      248.30%      258.24%      306.47%      121.75%      155.30%      169.62%
  Allowance for loan losses to
    portfolio loans                              1.32%        1.26%        1.29%        1.20%        1.22%        1.24%        1.28%
  Non-performing loans to total
    portfolio loans                              0.70%        0.51%        0.50%        0.39%        1.00%        0.80%        0.75%
  Net loan losses to average
    portfolio loans                              0.11%        0.10%        0.20%        0.10%        0.15%        0.09%        0.10%

CAPITAL RATIOS:
  Average equity to average assets               4.11%        4.02%        4.26%        4.46%        5.36%        7.22%        8.97%
  Tier 1 risk-based capital ratio               10.69%       11.26%       11.10%       10.78%       13.42%       14.26%       11.91%
  Total risk-based capital ratio                12.12%       12.51%       12.35%       11.62%       14.60%       16.61%       12.88%
  Leverage ratio                                 3.94%        4.03%        4.32%        4.35%        4.88%        6.65%        8.16%

----------
(1) Accounting change relates to new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.
(2)  These ratios are annualized for the periods indicated.
(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                   SELECTED CONSOLIDATED FINANCIAL DATA OF SUN

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Sun's Annual Report on Form 10-K for the year ended December 31, 2000, which is attached as part of Annex E to this proxy statement/prospectus. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Sun's Quarterly Report on Form 10-Q for the period ended September 30, 2001, which is attached as part of Annex E in this proxy statement/prospectus. See "Where You Can Find More Information". The interim results include all adjustments of a normal recurring nature considered necessary for a fair presentation. Interim results for the nine months ended September 30, 2001 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2001. BECAUSE OF THE NUMBER OF BANKS ADDED THROUGHOUT THE PERIOD OF SUN'S EXISTENCE, AND BECAUSE OF THE DIFFERING OWNERSHIP PERCENTAGE OF BANKS INCLUDED IN THE CONSOLIDATED AMOUNTS, HISTORICAL OPERATING RESULTS ARE OF LIMITED RELEVANCE IN EVALUATING FINANCIAL PERFORMANCE AND PREDICTING SUN'S FUTURE OPERATING RESULTS.

     Sun's consolidated balance sheets as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 are attached as part of Annex E in this proxy statement/prospectus. The selected financial data provided below as of and for the nine months ended September 30, 2001 and 2000 have been derived from Sun's consolidated financial statements which are attached as part of Annex E in this proxy statement/prospectus. Results of operations data and selected balance sheet data as of and for the years ended December 31, 1998, 1997 and 1996 were derived from consolidated financial statements which are not presented in this proxy statement/prospectus.

     Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities are included in Sun's consolidated balance sheet. Sun's consolidated net income, however, only includes its subsidiaries' net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Sun will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Sun will only reflect that income based on its ownership percentage.

                                                                     SUN COMMUNITY BANCORP LIMITED
                                          -----------------------------------------------------------------------------
                                           AS OF AND FOR THE
                                           NINE MONTHS ENDED                             AS OF AND FOR THE
                                              SEPTEMBER 30                            YEARS ENDED DECEMBER 31
                                          --------------------   ------------------------------------------------------
                                            2001        2000       2000       1999        1998       1997        1996
                                          --------    --------   --------   --------    --------   --------    --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED RESULTS OF OPERATIONS DATA:
  Interest income                         $ 43,511    $ 27,499   $ 40,005   $ 17,920    $  7,344   $  2,871    $    354
  Interest expense                          16,865       9,558     14,417      5,368       2,280        914         123
  Net interest income                       26,646      17,941     25,588     12,552       5,064      1,957         231
  Provision for loan losses                  2,770       2,667      3,926      1,753         379        268          49
  Net interest income after provision
   for loan losses                          23,876      15,274     21,662     10,799       4,685      1,689         182
  Noninterest income                         1,146         695      1,011        759         334        125          10
  Noninterest expense                       22,210      15,579     21,841     14,503       5,330      2,037         440
  Income (loss) before income tax expense,
    minority interest and cumulative
    effect of change in accounting
    principal                                2,813         390        832     (2,945)       (311)      (109)       (248)
  Income tax expense (benefit)                 899         134        305       (529)         29        (33)        (84)
  Income (loss) before minority interest
    and cumulative effect of change in
    accounting principal                     1,914         255        527     (2,417)       (340)       (72)       (164)
  Income (loss) before cumulative effect
   of change in accounting principle         1,452         505        807     (1,207)         57        (72)       (164)
  Cumulative effect of change in
    accounting principle (1)                                                    (386)
  Net income (loss)                          1,452         505        807     (1,593)         57        (72)       (164)

                                                                         SUN COMMUNITY BANCORP LIMITED
                                          ----------------------------------------------------------------------------------------
                                             AS OF AND FOR THE
                                             NINE MONTHS ENDED                             AS OF AND FOR THE
                                                SEPTEMBER 30                            YEARS ENDED DECEMBER 31
                                          ----------------------    --------------------------------------------------------------
                                             2001         2000         2000         1999          1998         1997         1996
                                          ---------    ---------    ---------    ---------     ---------    ---------    ---------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
  Net income (loss) per common share:
    Before cumulative effect of
      change in accounting principle(1):
        Basic                             $    0.25    $    0.09    $    0.14    $   (0.26)    $    0.02    $   (0.05)   $   (0.14)
        Diluted                                0.25         0.09         0.14        (0.26)         0.02        (0.05)       (0.14)
    After cumulative effect of
      change in accounting principle(1):
        Basic                                  0.25         0.09         0.14        (0.34)         0.02        (0.05)       (0.14)
        Diluted                                0.25         0.09         0.14        (0.34)         0.02        (0.05)       (0.14)
  Cash dividends paid                            --           --           --           --            --           --           --
  Book value                                   9.58         9.23         9.29         9.09          6.92         5.10         4.51
  Weighted average number of common
    shares outstanding                        5,765        5,559        5,591        4,674         2,853        1,593        1,149

SELECTED BALANCE SHEET DATA:
  Total assets                            $ 732,824    $ 476,558    $ 526,833    $ 300,390     $ 135,578    $  55,007    $  17,276
  Portfolio loans                           593,393      376,933      422,344      206,232        68,080       31,236        4,850
  Allowance for loan losses                  (7,903)                   (5,440)      (2,371)         (696)        (317)         (49)
  Deposits                                  633,581      393,776      442,563      225,007        98,782       42,899       12,021
  Debt obligations                            8,288        1,050           --           --            --           --           --
  Investment securities                      13,185       13,609       13,609       35,440        12,923       11,534       10,872
  Stockholders' equity                       59,751       52,568       52,694       50,003        26,627        9,690        5,189

PERFORMANCE RATIOS: (2)
  Return on average equity                     3.44%        1.31%        1.57%          --          0.34%          --           --
  Return on average assets                     0.31%        0.17%        0.20%          --          0.06%          --           --
  Net interest margin (fully taxable
    equivalent)                                4.47%        5.25%        4.91%        4.84%         4.51%        4.51%        1.33%
  Efficiency ratio (3)                        79.91%       83.60%       82.11%      108.96%        98.74%       97.83%      182.57%

ASSET QUALITY:
  Non-performing loans (4)                $   3,330    $   1,664    $   1,807    $      34            --           --           --
  Allowance for loan losses to
    non-performing loans                     237.33%      278.37%      301.05%          --            --           --           --
  Allowance for loan losses to
    portfolio loans                            1.33%        1.23%        1.29%        1.15%         1.02%        1.01%        1.30%
  Non-performing loans to total
    portfolio loans                            0.56%        0.44%        0.43%        0.02%           --           --           --
  Net loan losses to average
    portfolio loans                            0.08%        0.19%        0.27%          --            --           --           --

CAPITAL RATIOS:
  Average equity to average assets             8.93%       13.20%       12.27%       18.10%        18.35%       20.47%        8.24%
  Tier 1 risk-based capital ratio             12.99%       19.06%       17.74%       25.71%        42.43%       11.91%        9.80%
  Total risk-based capital ratio              14.24%       20.21%       18.96%       26.56%        43.25%       12.88%       10.91%
  Leverage ratio                               8.15%       11.03%       10.00%       16.65%        19.64%        8.16%        7.16%

----------
(1) Accounting change relates to a new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.
(2)  These ratios are annualized for the periods indicated.
(3) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) Non-performing loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

                                  RISK FACTORS

     THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     INVESTING IN CAPITOL'S COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP INTEREST IN CAPITOL. AS A CAPITOL SHAREHOLDER, YOUR INVESTMENT MAY BE IMPACTED BY RISKS INHERENT IN ITS BUSINESS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO VOTE TO EXCHANGE SUN'S COMMON STOCK FOR CAPITOL'S COMMON STOCK.

     THIS PROXY STATEMENT/PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO CAPITOL'S FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA," "ANTICIPATES," AND SIMILAR EXPRESSIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

NEWLY FORMED BANKS ARE LIKELY TO INCUR SIGNIFICANT OPERATING LOSSES.

     Several of Capitol's (and Sun's) bank subsidiaries are less than three years old and Capitol's oldest bank is slightly less than twenty years old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. Current accounting rules require immediate write-off, rather than capitalization and amortization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

CAPITOL MAY BE UNABLE TO EFFECTIVELY MANAGE ITS GROWTH.

     Capitol and Sun have rapidly and significantly expanded their operations and anticipate that further expansion will be required to realize their growth strategies. Capitol's (and Sun's) rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and expand existing systems and/or implement new systems for:

     -    transaction processing;

     -    operational and financial management; and

     -    training, integrating and managing Capitol's growing employee base.

FAVORABLE ENVIRONMENT FOR FORMATION OF NEW BANKS COULD CHANGE ADVERSELY.

     Capitol's growth strategy includes the addition of new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol's common stock.

CAPITOL'S (AND SUN'S) BANKS ARE SMALL, HAVE LIMITATIONS ON THE SIZE OF LOANS THEY CAN MAKE AND HAVE MINIMAL MARKET SHARE.

     Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol's (and Sun's) banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans.

     Capitol's (and Sun's) banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol's banks. While it is the intention of Capitol's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers and depositors in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

CAPITOL IS DEPENDENT UPON THE CONTRIBUTIONS OF ITS KEY MANAGEMENT PERSONNEL.

     Capitol's future success depends, in large part, upon the continuing contributions of its key management personnel, including bank presidents and other senior officers. In particular, Capitol is dependent upon the continuing services of Joseph D. Reid, Capitol's Chairman and Chief Executive Officer. Certain members of Capitol's senior management also have employment agreements with Capitol. The loss of services of one or more key employees at Capitol or its subsidiaries could have a material adverse effect on Capitol. Capitol can provide no assurance that it will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future.

IF CAPITOL CANNOT RECRUIT ADDITIONAL HIGHLY QUALIFIED PERSONNEL, CAPITOL'S BUSINESS MAY BE ADVERSELY IMPACTED.

     Capitol's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol's business could suffer significantly.

CAPITOL AND ITS BANKS OPERATE IN AN ENVIRONMENT HIGHLY REGULATED BY STATE AND FEDERAL GOVERNMENT; CHANGES IN FEDERAL AND STATE BANKING LAWS AND REGULATIONS COULD HAVE A NEGATIVE IMPACT ON CAPITOL'S BUSINESS.

     As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Sun is also a bank holding company and regulated primarily by the Federal Reserve Board. Capitol's and Sun's current bank affiliates are regulated primarily by the state banking regulators and the FDIC.

     Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including:

     -    adequate capital and financial condition;

     -    permissible types and amounts of extensions of credit and investments;

     -    permissible nonbanking activities; and

     -    restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

     The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

REGULATORY ACTION COULD SEVERELY LIMIT FUTURE EXPANSION PLANS.

     To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Capitol's recent experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.

THE BANKS' ALLOWANCES FOR LOAN LOSSES MAY PROVE INADEQUATE TO ABSORB ACTUAL LOAN LOSSES.

     Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios of its banks at the balance sheet date. Management's estimates are used to determine the allowance and are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Capitol's control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Because many of Capitol's (and Sun's) banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans will need to be increased in future periods as the loan portfolios become more mature. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which will adversely impact net income or will increase operating losses.

     Widespread media reports of concerns about the health of the domestic economy have continued throughout 2001. While local economic conditions appear to indicate a weakening environment, Capitol's loan losses in this interim 2001 period have increased only slightly in comparison to the level with the prior year's period. In 2001, however, nonperforming loans have increased and it is anticipated that levels of nonperforming loans and related loan losses may increase as economic conditions, locally and nationally, evolve.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their allowance for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies would have a negative impact on Capitol's operating results.

CAPITOL'S COMMERCIAL LOAN CONCENTRATION INCREASES THE RISK OF DEFAULTS BY BORROWERS.

     Capitol's (as well as Sun's) banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol's (as well as Sun's) strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, which could cause you to lose your entire investment in the common stock.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT CAPITOL'S BUSINESS.

     CHANGES IN NET INTEREST INCOME. Capitol's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     In 2001, the Open Market Committee of the Federal Reserve Board (FRBOMC) has taken unprecedented actions to significantly reduce interest rates. In January 2001, the FRBOMC decreased interbank interest rates on two separate dates, for a total decrease of 100 basis points. In March 2001, another 50 basis points decrease was initiated by the Federal Reserve, followed by decreases of 50 basis points in both April and May 2001 and 25 basis points in June 2001. In the third quarter of 2001, the Federal Reserve decreased interest rates 25 basis points in August and 50 basis points in September, followed by a reduction of 50 basis points in early November 2001.

     Because variable rate loans reprice more rapidly than interest-bearing deposits, such market interest rate decreases compressed net interest margins at Capitol's banks in 2001. As the FRBOMC continues to influence interest rates and other economic policy in 2001 and beyond, including the potential of additional rate decreases, net interest margins may become more compressed (having an adverse impact on earnings) as the year progresses, and thereafter.

     CHANGES IN THE YIELD CURVE. Changes in the difference between short-term and long-term interest rates, commonly known as the yield curve, may also harm Capitol's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

EXISTING SUBSIDIARIES OF CAPITOL MAY NEED ADDITIONAL FUNDS TO AID IN THEIR GROWTH OR TO MEET OTHER ANTICIPATED NEEDS WHICH COULD REDUCE CAPITOL'S FUNDS AVAILABLE FOR NEW BANK DEVELOPMENT OR OTHER CORPORATE PURPOSES.

     Capitol's (and Sun's) affiliated banks are generally capitalized at the minimum amount permitted by regulatory agencies. Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

POSSIBLE VOLATILITY OF STOCK PRICE.

     The market price of Capitol's common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Capitol, or its competitors; changes by financial research analysts in their estimates of the earnings of Capitol or its competitors or the failure of Capitol or its competitors to meet such estimates; conditions in the economy in general or the banking industry in particular; or unfavorable publicity affecting Capitol, its banks, or the industry. In addition, equity markets have, on occasion (especially on or after September 11, 2001), experienced significant price and volume fluctuations that have affected the market price for many companies' securities which have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Capitol's common stock.

CAPITOL HAS DEBT SECURITIES OUTSTANDING WHICH MAY PROHIBIT FUTURE CASH DIVIDENDS ON CAPITOL'S COMMON STOCK OR OTHERWISE ADVERSELY AFFECT REGULATORY CAPITAL COMPLIANCE.

     As of September 30, 2001, Capitol had notes payable to an unaffiliated bank outstanding in the amount of approximately $14 million. Under this credit facility, additional borrowings of $20 million are permitted, subject to certain conditions. Capitol is reliant upon its bank subsidiaries' earnings and dividends to service this debt obligation which may be inadequate to service the obligations. In the event of violation of the covenants relating to the credit facility, or due to failure to make timely payments of interest and debt principal, the lender may terminate the credit facility. In addition, upon such occurrences, dividends on Capitol's common stock may be prohibited or Capitol may be otherwise unable to make future dividends payments or obtain replacement credit facilities.

     Capitol also has three series of trust-preferred securities outstanding, totaling about $50 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities which have numerous covenants and other provisions which, in the event of noncompliance, could have an adverse effect on Capitol. For example, these securities permit Capitol to defer the periodic payment of interest for various periods, however, if such payments are deferred, Capitol is prohibited from paying cash dividends on its common stock during deferral periods and until deferred interest is paid. Future payment of interest is dependent upon Capitol's bank subsidiaries' earnings and dividends which may be inadequate to service the obligations. Continued classification of these securities as elements of capital for regulatory purposes is subject to future changes in regulatory rules and regulations and the actions of regulatory agencies, all of which is beyond the control or influence of Capitol.

THE RECENT TERRORIST ATTACKS MAY HAVE AN ADVERSE EFFECT ON CAPITOL, ITS BANKS AND BANK CUSTOMERS.

     The terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001 are having an adverse effect on business, financial and general economic conditions. These effects may, in turn, have an adverse effect on Capitol's business and results of operations. At this time, however, it is impossible to predict the nature, extent and duration of these effects on overall economic conditions or on our business and operating results.

     The events of September 11, 2001, additional threatened terrorist acts and the ongoing military action have created additional uncertainties in the banking industry as well as domestic and international economies in general. These events, and potential future terrorist acts, may potentially have a material adverse effect on banks, bank customers and other relationships in addition to having a material adverse effect on Capitol's financial condition and operating results.

     Because of the United States government's current focus on terrorist organizations and their finances, it is uncertain what actions may be taken by the government which may adversely impact the banking industry, Capitol's banks, or its bank customers.

                               RECENT DEVELOPMENTS

     In June 2001, Capitol entered into a stock option call agreement with Joseph D. Reid, Capitol's (and Sun's) Chairman and Chief Executive Officer. This agreement assigns Capitol a right to call stock options of Sun held by Joseph D. Reid. The call agreement has the effect of permitting Capitol to exercise such stock options contingent upon a directive from the Federal Reserve Board requiring Capitol to increase its ownership position in Sun. As of November 16, 2001, no such directive has been issued by the Federal Reserve Board. The effect of the agreement is that Capitol could currently increase its ownership in Sun to materially exceed 50%. It is anticipated that this agreement will be cancelled upon completion of the proposed exchange.

     Additional expansion through the development of new banks in the states of California and Nevada is currently underway by Sun or its subsidiary bank development entities.

     Camelback Community Bank reached its 36th month of operation in May 2001. In June 2001, Sun offered the minority owners of Camelback an opportunity to exchange their Camelback shares for shares of Sun. The exchange ratio was based on 150% of Camelback's adjusted book value and was completed effective June 30, 2001. As a result of the share exchange, the minority owners of Camelback became shareholders of Sun. About 280,500 new shares of Sun's common stock were issued in the Camelback share exchange transaction. Effective September 30, 2001, Sun entered into a similar share exchange transaction with the minority shareholders of Southern Arizona Community Bank (previously a majority-owned subsidiary of Sun), issuing about 282,600 new shares of Sun's common stock.

     At September 30, 2001, a similar proposed share exchange transaction was pending regarding Mesa Bank. At a shareholders' meeting in October 2001, Mesa's shareholders (other than Sun) approved the proposed share exchange. Such share exchange (which is estimated to result in the issuance of about 286,800 new shares of Sun's common stock) will be completed prior to December 31, 2001.

     In 1997, Sun entered into an antidilution agreement with Capitol. Under the terms of the antidilution agreement, Capitol has the right to purchase additional shares of Sun's common stock, when Sun issues previously unissued Sun shares to shareholders other than Capitol. Capitol is entitled to purchase shares of Sun at a price equal to the per-share value ascribed to the shares issued to shareholders other than Capitol, at a ratio based on 51% of the total number of new shares being issued by Sun (including the shares to be purchased by Capitol). Capitol's purchase price for such shares is to be paid to Sun in cash. In October 2001, Capitol exercised its rights under the antidilution agreement as to the above-mentioned Camelback exchange and, accordingly, purchased about 292,000 new shares of Sun's common stock. Capitol is expected to exercise its rights under the antidilution agreement as to the above-mentioned share exchanges involving Southern Arizona Community Bank and the pending exchange regarding Mesa Bank, both prior to December 31, 2001. It is estimated that, in conjunction with Capitol's exercise of those rights, Sun will receive cash consideration of about $6 million and issue about 592,700 new shares of Sun's common stock to Capitol. It is anticipated that this agreement will be cancelled upon completion of the proposed exchange.

     On November 5, 2001, Capitol announced that its total banking assets (which includes the banking assets of Sun) surpassed the $2 billion level during October.

     First California Northern Bancorp, a majority-owned subsidiary of Sun, anticipates that its first bank affiliate, Napa Community Bank, will open in early first quarter 2002.

     Nevada Community Bancorp Limited, a majority-owned subsidiary of Sun, anticipates that its fourth bank affiliate, Bank of Las Vegas, will open in early first quarter 2002.

                                 CAPITALIZATION

     The table presented below shows Capitol's actual total capitalization as of September 30, 2001, and as adjusted to reflect the exchange of Capitol's common stock for Sun's common stock as described in this proxy statement/prospectus.

                                                                  AS OF SEPTEMBER 30, 2001
                                                        ---------------------------------------------
                                                        (dollars in thousands, except per share data)

                                                                           AS ADJUSTED FOR THE
                                                                ACTUAL      SUN EXCHANGE(4)(5)
                                                              ---------     ------------------
DEBT OBLIGATIONS                                              $  77,437        $  77,437
                                                              =========        =========

TRUST-PREFERRED SECURITIES                                       48,606           48,606

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES (5)              67,182           35,216

STOCKHOLDERS' EQUITY(1):
   Common stock, no par value;  25,000,000 shares
    authorized;  issued, and outstanding:
     Actual - 7,823,690 shares                                   67,631
     As adjusted for the Sun exchange -
      10,543,548 shares(4)(5)                                                    106,090
   Retained earnings                                             11,996           11,996
   Market value adjustment for available-for-sale
    securities (net of tax effect)                                  271              271
   Less unallocated ESOP shares and note receivable
    from sale of common stock                                    (1,996)          (1,996)
                                                              ---------        ---------
      Total stockholders' equity                              $  77,902        $ 116,361
                                                              =========        =========

  Book value per share of common stock                        $    9.96        $   11.04
                                                              =========        =========

TOTAL CAPITALIZATION(2)                                       $ 145,084        $ 151,577
                                                              =========        =========

TOTAL CAPITAL FUNDS(3)                                        $ 193,690        $ 200,183
                                                              =========        =========
CAPITAL RATIOS:
   Stockholders' equity to total assets                            3.94%            5.87%
   Total capitalization to total assets                            7.34%            7.65%
   Total capital funds to total assets                             9.80%           10.10%

----------
(1) Does not include 1,184,913 shares of common stock issuable upon exercise of stock options. See "Management--Stock Option Program." Also does not include 82,568 warrants each of which permits the holder to purchase a share of Capitol's common stock.
(2) Total capitalization includes stockholders' equity and minority interests in consolidated subsidiaries.
(3) Total capital funds include stockholders' equity, minority interests in consolidated subsidiaries and trust-preferred securities.
(4) Assumes issuance of 2,719,858 shares of Capitol common stock upon completion of Sun exchange. Does not include 1,315,199 stock options of Sun which will convert to options in Capitol at the same ratio as the shares of common stock.
(5) Amounts are also adjusted for Sun's pending share exchange with the minority shareholders of Mesa Bank which is estimated to result in the issuance of 286,848 shares of Sun's common stock in November 2001.

                      DIVIDENDS AND MARKET FOR COMMON STOCK

     Capitol's common stock is listed on the Nasdaq National Market under the symbol "CBCL." The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Capitol's common stock was $14.380 on November 15, 2001.

                                                            Cash Dividends
1999                                   High       Low             Paid
----                                   ----       ---             ----
Quarter ended March 31               $21.750    $18.000          $0.09
Quarter ended June 30                 20.000     16.875           0.09
Quarter ended September 30            18.625     10.875           0.09
Quarter ended December 31             14.625      9.625           0.09

2000
----
Quarter ended March 31                16.938      8.063           0.09
Quarter ended June 30                 13.875     10.750           0.09
Quarter ended September 30            12.375      9.625           0.09
Quarter ended December 31             13.375      8.750           0.09

2001
----
Quarter ended March 31                14.250      9.688           0.10
Quarter ended June 30                 15.660     12.000           0.10
Quarter ending September 30           17.500     12.250           0.10
Quarter ending December 31
   (through November 15)              15.200     12.800             --

     As of December ___, 2001, there were approximately _____ beneficial holders of record of Capitol's common stock based on information supplied by its stock transfer agent and other sources.

     Sun's common stock is listed on the Nasdaq National Market under the symbol "SCBL." In April 2000, Sun announced plans to purchase up to $3 million of its common stock in open market purchases over a future period of time. Through November 16, 2001 Sun has repurchased 138,100 of Sun's shares on the open market. The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Sun's common stock was $10.000 on November 15, 2001.

                                                             Cash Dividends
1999                                   High       Low             Paid
----                                   ----       ---             ----
Quarter ended September 30            $20.000   $10.375            --
Quarter ended December 31              12.500     8.000            --

2000
----
Quarter ended March 31                  9.750     7.125            --
Quarter ended June 30                  11.125     8.875            --
Quarter ended September 30             11.000     6.500            --
Quarter ended December 31               8.250     6.000            --

2001
----
Quarter ended March 31                  8.875     6.250            --
Quarter ended June 30                  11.000     6.650            --
Quarter ending September 30            12.250     8.800            --
Quarter ending December 31
   (through November 15)               11.250     9.500            --

     As of December ___, 2001, there were approximately _____ beneficial holders of record of Sun's common stock based on information supplied by its stock transfer agent and other sources. Sun has never paid a cash dividend on its common stock.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

     - the results of management's efforts to implement Capitol's business strategy including future expansion;

     - adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

     - adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

     - adverse changes in real estate market conditions that could also negatively affect credit risk;

     - the possibility of increased competition for financial services in Capitol's markets;

     - fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

     -    other factors described in "Risk Factors".

                              INFORMATION ABOUT SUN

     The following Sun documents are attached as Annex E:

     -    Report on Form 10-Q for the period ended September 30, 2001

     -    Report on Form 10-Q for the period ended June 30, 2001

     -    Report on Form 10-Q for the period ended March 31, 2001

     -    Annual Report to Shareholders for the year ended December 31, 2000

     -    Annual Report on Form 10-K for year ended December 31, 2000

     - Proxy statement for Sun's Annual Meeting of Shareholders held on May 25, 2001

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     Because Sun is already included in Capitol's consolidated financial statements. Unaudited pro forma consolidated financial information follow, illustrating the exchange and Capitol's purchase of the minority interest of Sun (adjusted for Sun's pending share exchange with the minority shareholders of Mesa Bank), which is being accounted for under the purchase method of accounting as if it had occurred effective September 30, 2001 (shown on page 23) and at the beginning of 2000 (shown on page 24). The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2001 are not necessarily indicative of results for the year ending December 31, 2001 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange. However, because Sun and Capitol are already related and already share some executives and common systems, material potential cost savings and other synergies are not expected upon completion of the share exchange.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
Capitol Bancorp Ltd. and Subsidiaries
September 30, 2001

(in $1,000s, except share and per-share data)

                                                            Historical
                                                             Amounts        Pro Forma      Pro Forma
ASSETS                                                     as Reported     Adjustments       Amounts
                                                           -----------     -----------     -----------
Cash and cash equivalents                                  $   186,513     $     (438)D    $   186,075
Loans held for resale                                           42,319                          42,319
Investment securities                                           43,865                          43,865
Portfolio loans                                              1,660,042                       1,660,042
  Less allowance for loan losses                               (21,849)                        (21,849)
                                                           -----------                     -----------
  Net portfolio loans                                        1,638,193                       1,638,193
Premises and equipment, net                                     16,698                          16,698
Goodwill, net                                                    8,011         11,308 A         19,319
Other assets                                                    39,780                          39,780
                                                           -----------     -----------     -----------

TOTAL ASSETS                                               $ 1,975,379     $    10,870     $ 1,986,249
                                                           ===========     ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits                                                 $ 1,687,494                     $ 1,687,494
  Debt obligations                                              77,437                          77,437
  Other liabilities                                             16,758                          16,758
                                                           -----------                     -----------
    Total liabilities                                        1,781,689                       1,781,689

Trust-preferred securities                                      48,606                          48,606

Minority interests in consolidated subsidiaries                 67,182       (31,966)B          35,216

Stockholders' equity:
  Common stock                                                  67,631        42,836 C         110,467
  Retained earnings                                             11,996                          11,996
  Other, net                                                    (1,725)                         (1,725)
                                                           -----------     -----------     -----------
    Total stockholders' equity                                  77,902          42,836         120,738
                                                           -----------     -----------     -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 1,975,379     $    10,870     $ 1,986,249
                                                           ===========     ===========     ===========

Number of common shares issued and outstanding               7,823,690       2,719,858      10,543,548
                                                           ===========     ===========     ===========

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET:

A -- Additional goodwill arising from proposed share exchange with Sun's shareholders other than Capitol.

B -- Elimination of minority interests associated with Sun's shareholders other than Capitol.

C -- Assumes issuance of 2,719,858 shares of Capitol common stock in proposed share exchange with Sun's shareholders other than Capitol for approximately 3,418,680 shares of Sun's common stock (at an estimated fair value of $14.301 per Capitol share and the estimated fair value of stock options, after also giving effect to Sun's pending share exchange with the minority shareholders of Mesa Bank which is estimated to result in the issuance of 286,848 shares of Sun's common stock in November 2001. In addition, Capitol will issue options to purchase approximately 853,000 shares of Capitol common stock to holders of Sun options at an estimated fair value of $4.8 million resulting in a total purchase price of $43.3 million (including expenses of $438,000).

D -- Estimated expenses of the proposed share exchange.

Unaudited Pro Forma Condensed Statements of Operations
Capitol Bancorp Ltd. and Subsidiaries

                                                  Nine Months Ended September 30, 2001           Year Ended December 31, 2000
                                                ----------------------------------------   ----------------------------------------
(in $1,000s, except share and per-share data)  Historical                                  Historical
                                                 Amounts         Pro Forma    Pro Forma      Amounts    Pro Forma        Pro Forma
                                               as Reported      Adjustments    Amounts     as Reported  Adjustments       Amounts
                                                ----------      -----------  -----------   -----------  ----------     ------------
Interest income                                 $  115,766                   $   115,766    $  132,311                 $    132,311
Interest expense                                    56,894                        56,894        65,912                       65,912
                                                ----------                   -----------    ----------                 ------------
  Net interest income                               58,872                        58,872        66,399                       66,399
Provision for loan losses                            5,637                         5,637         7,216                        7,216
                                                ----------                   -----------    ----------                 ------------
  Net interest income after provision
    for loan losses                                 53,235                        53,235        59,183                       59,183
Noninterest income                                   6,994                         6,994         6,137                        6,137
                                                                                                                       ------------
Noninterest expense                                 47,358            565 A       47,923        52,846           753 A       53,599
                                                ----------      -----------  -----------    ----------    ----------   ------------
  Income before federal income taxes
    and minority interest                           12,871           (565)        12,306        12,474          (753)        11,721
Federal income taxes                                 4,238                         4,238         4,289                        4,289
                                                ----------    -----------    -----------    ----------    ----------   ------------
  Income before minority interest                    8,633           (565)         8,068         8,185          (753)         7,432
Minority interest in net income of
  consolidated subsidiaries                           (878)           726 B         (152)         (150)          404 B          254
                                                ----------    -----------    -----------    ----------    ----------   ------------

  NET INCOME                                    $    7,755    $       161    $     7,916    $     (349)   $     (349)  $      7,686
                                                ==========    ===========    ===========    ==========    ==========   ============

  NET INCOME PER SHARE:
     Basic                                      $     1.00                   $      0.75    $     1.14                 $       0.78
                                                ==========                   ===========    ==========                 ============
     Diluted                                    $     0.98                   $      0.74    $     1.13                 $       0.78
                                                ==========                   ===========    ==========                 ============

Average number of common shares
  outstanding for purposes of computing
  basic net income per share                     7,769,316      2,719,858 C   10,489,174     7,064,830     2,719,858 C    9,784,688
                                                ==========    ===========    ===========    ==========    ==========   ============

Average number of common shares and
  dilutive securities for purposes of
  computing diluted net income per share         7,920,324      2,719,858 C   10,640,182     7,114,452     2,719,858 C    9,834,310
                                                ==========    ===========    ===========    ==========    ==========   ============

NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS:

A -- Amount represents pro forma goodwill amortization for period presented, assuming 15-year straight-line amortization. Effective January 1, 2002, however, amortization of goodwill will no longer be required. For periods beginning on or after January 1, 2002, goodwill will be periodically reviewed for impairment.

B -- Amount represents reduction in earnings attributable to Sun's minority interests due to proposed share exchange between Capitol and Sun.

C -- Assumes issuance of 2,719,858 shares of Capitol common stock in proposed share exchange with Sun's shareholders other than Capitol. Also giving effect to Sun's pending share exchange with the minority shareholders of Mesa Bank.

                                  THE EXCHANGE

GENERAL

     The Boards of Directors of Sun and Capitol are using this proxy statement/prospectus to solicit proxies from their respective shareholders for use at the shareholders' meetings of Sun and Capitol.

     At Sun's shareholders' meeting to be held on January 18, 2002, Sun's shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for Sun's shareholders to exchange common stock of Sun not owned by Capitol for Capitol common stock. Upon consummation of the exchange, Sun will become a wholly-owned subsidiary of Capitol. In the exchange, Sun shareholders will receive shares of Capitol's common stock. Capitol's shareholders are also being asked to approve the exchange at Capitol's shareholders' meeting also to be held on January 18, 2002.

MATERIAL CONTRACTS OR UNDERSTANDINGS BETWEEN CAPITOL AND SUN

     In 1997, Sun entered into an antidilution agreement with Capitol. Under the terms of the antidilution agreement, Capitol has the right to purchase additional shares of Sun's common stock, when Sun issues previously unissued Sun shares to shareholders other than Capitol. Capitol is entitled to purchase shares of Sun at a price equal to the per-share value ascribed to the shares issued to shareholders other than Capitol, at a ratio based on 51% of the total number of new shares being issued by Sun (including the shares to be purchased by Capitol). Capitol's purchase price for such shares is to be paid to Sun in cash.

     In June 2001, Capitol entered into a stock option call agreement with Joseph D. Reid, Capitol's (and Sun's) Chairman and Chief Executive Officer. This agreement assigns Capitol a right to call stock options of Sun held by Joseph D. Reid. The call agreement has the effect of permitting Capitol to exercise such stock options contingent upon a directive from the Federal Reserve Board requiring Capitol to increase its ownership position in Sun. As of November 16, 2001, no such directive has been issued by the Federal Reserve Board. The effect of the agreement is that Capitol could currently increase its ownership in Sun to materially exceed 50%. It is anticipated that this agreement will be cancelled upon completion of the proposed exchange.

     Capitol and Sun also share some key executives, common directors and common systems.

BACKGROUND OF THE EXCHANGE

     The concept of a potential share exchange transaction with Capitol was discussed initially on an informal basis in August 2001. Capitol expressed a willingness to extend an offer of an exchange. The objectives of the potential exchange are to enable shareholders of Sun to achieve better liquidity in their investment, a current dividend and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of Sun will continue to hold Sun stock which has more limited market activity and is more thinly traded than Capitol's common stock. Capitol has paid quarterly cash dividends throughout the past five years (although there is no assurance cash dividends will be paid in the future).

     When considering the possibilities of a potential share exchange transaction involving Capitol and Sun's shareholders other than Capitol, the Boards of Directors of Sun and Capitol each noted the conflict of interests between Capitol and Sun in such a transaction, because of the existing ownership of Sun by Capitol and that Capitol and Sun have some directors in common, in addition to having common executive management and shared systems. Because of that perceived conflict, the Boards of Directors of Sun and Capitol each formed independent board committees to explore the possibilities of a potential share exchange transaction between Sun and Capitol. Those committees were formed in early November 2001. Each of the committees is comprised of three independent directors. Each committee selected and appointed an investment banking firm in the capacity of financial advisor to their respective committee, the objective of which is the issuance of the respective firms' opinion as to whether the proposed exchange is fair to Sun's or Capitol's shareholders from a financial point of view. Sun's special board committee selected the firm of Friedman, Billings, Ramsey & Co., Inc. (FBR). FBR has not previously been engaged by Sun for market making or other transactions. Capitol's special board committee selected the firm of Stifel, Nicolaus & Company, Incorporated (Stifel). Capitol has had prior transactions with Stifel, most recently, participation in a private placement of pooled trust-preferred securities. Stifel is a market-maker in Capitol's common stock and Capitol Trust I, a subsidiary of Capitol. Stifel has also published research reports and an investment rating on Capitol's common stock.

     Consensus between Capitol's and Sun's Directors who are not employees or officers of Capitol was reached on November 16, 2001, to approve the proposed exchange subject only to:

     - obtaining independent opinions that the proposed share exchange is fair to Sun's and Capitol's shareholders from a financial point of view; and

     - obtaining approval for the proposed exchange by a majority of Sun's shares not already owned by Capitol and by Capitol's shareholders.

     On November 16, 2001, the Sun and Capitol Boards approved the Plan of Share Exchange and agreed to call separate shareholder meetings for a vote of the respective shareholders to approve the Plan of Share Exchange.

     Sun's Board of Directors has not solicited or received any other proposals for the potential exchange or sale of Sun's shares of common stock which are not owned by Capitol. If other proposals were under consideration for sale or exchange of Sun's shares to an entity other than Capitol, Capitol would be permitted to vote its shares of Sun. By virtue of Capitol's control of Sun, it is likely that Capitol would not vote its shares of Sun in favor of any other proposals regarding a share exchange or sale of the minority interest in Sun to another party. In addition, Capitol currently has no intentions of selling its interest in Sun. Hence, the only proposal under consideration is Capitol's proposal.

SUN'S REASONS FOR THE EXCHANGE.

     Sun's reasons for the exchange are that the shareholders of Sun will be best served by the exchange in order to maximize their shareholder value and to provide them:

     . better protection through diversification geographically and by customer base through Capitol's subsidiary banks rather than dependence upon the resources of Sun's sole emphasis in the southwestern United States.

     . the Sun shareholders will receive Capitol's common stock which is more widely traded, providing Sun's shareholders improved liquidity and a history of cash dividends. Sun common stock has seen limited public market activity and has not paid any cash dividends. Sun shareholders who choose to do so may continue to hold the Capitol stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

CAPITOL'S REASONS FOR THE EXCHANGE

     Capitol believes that Sun's profitability will increase. As noted elsewhere in this proxy statement/prospectus, while Sun's assets are reported as part of Capitol's assets for purposes of its consolidated financial statements, Sun's income or loss is attributed to Capitol only in the percentage which Capitol owns of Sun common stock. Capitol desires to acquire the remainder of Sun's common stock so that Capitol can include 100% of Sun's income or loss in Capitol's consolidated income statement.

TERMS OF THE PLAN OF SHARE EXCHANGE

     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety. The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the Nasdaq National Market, Inc. These share values result in an exchange ratio whereby Sun shareholders (other than Capitol) will receive .734 shares of Capitol for each share of Sun common stock. Outstanding stock options of Sun will be exchanged for stock options of Capitol with the same vesting and expiration dates.

     The effectiveness of the Plan of Share Exchange is subject to the following conditions:

     . approval of the Plan of Share Exchange by a majority of the outstanding shares of common stock of Sun (exclusive of the shares held by Capitol);

     . approval of the Plan of Share Exchange by a majority of the outstanding shares of common stock of Capitol;

     . the registration statement on Form S-4 registering the shares of Capitol common stock to be issued in the exchange, of which this proxy statement/prospectus forms a part, must have been declared effective by the Securities and Exchange Commission;

     . receipt by Sun of an opinion of a recognized firm of financial advisors that the Plan of Share Exchange is fair from a financial point of view to the shareholders of Sun; and

     . receipt by Capitol of an opinion of a recognized firm of financial advisors that the Plan of Share Exchange is fair from a financial point of view to the shareholders of Capitol.

SUN'S BOARD RECOMMENDATION

     SUN'S BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF SUN'S SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

CAPITOL'S BOARD RECOMMENDATION

     CAPITOL'S BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF CAPITOL'S SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

ACCOUNTING TREATMENT

     Capitol's acquisition of the shares of Sun not already owned by Capitol will be treated as the acquisition of a minority interest using the purchase method of accounting.

PRO FORMA DATA

     Because Sun is already a controlled subsidiary of Capitol, it is already included in Capitol's consolidated financial statements. Unaudited pro forma consolidated financial information is presented in this document, illustrating the exchange and Capitol's purchase of the minority interest of Sun (adjusted for Sun's pending share exchange with the minority shareholders of Mesa Bank), which is being accounted for under the purchase method of accounting as if it had occurred effective September 30, 2001 (shown on page 23) and at the beginning of 2000 (shown on page 24). The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2001 are not necessarily indicative of results for the year ending December 31, 2001 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange. However, because Sun and Capitol are already related and already share some executives and common systems, material potential cost savings and other synergies are not expected upon completion of the share exchange.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The income tax discussion below represents the opinion of Strobl Cunningham Caretti & Sharp, P.C., tax counsel to Capitol, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion also is based upon certain representations made by Sun and Capitol. You should read carefully the full text of the tax opinion of Strobl Cunningham Caretti & Sharp, P.C. The opinion is included in this proxy statement/prospectus as Annex D. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of Sun common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

     .    banks;

     .    tax-exempt organizations;

     .    insurance companies;

     .    dealers in securities or foreign currencies;

     . Sun shareholders who received their Sun common stock through the exercise of employee stock options or otherwise as compensation;

     .    Sun shareholders who are not U.S. persons; and

     . Sun shareholders who hold Sun common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

     Based on the assumptions and representations above, it is the opinion of Strobl Cunningham Caretti & Sharp, P.C., tax counsel to Capitol, that:

     *    the exchange  will qualify as a  reorganization  within the meaning of
          Section 368(a)(1)(B) of the Internal Revenue Code;

     * no gain or loss will be recognized by the shareholders of Sun who exchange their Sun common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

     * the aggregate tax basis of the Capitol common stock received by Sun shareholders who exchange all of their Sun common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Sun common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

     * the holding period of the Capitol common stock received will include the holding period of shares of Sun common stock surrendered in exchange; and

     * a holder of Sun common stock that receives cash instead of a fractional share of Capitol common stock will, in general, provided the redemption is not essentially equivalent to a dividend under
          Section 302(b)(1) of the Internal Revenue Code, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder's tax basis in shares of Sun common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the Sun common stock exchanged for the fractional share of Capitol common stock satisfies the long-term holding period requirement.

     The tax opinion of Strobl Cunningham Caretti & Sharp, P.C. is not binding upon the Internal Revenue Service or the courts. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

REGULATORY MATTERS

     As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board's permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Capitol received permission to acquire its controlling ownership of Sun prior to Sun commencing the business of operating as a bank holding company. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the exchange.

     It is a condition of the exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the NASDAQ Stock Market, Inc., subject to official notice of issuance. An application will be filed to list Capitol's shares. Accordingly, the shares of Capitol common stock to be issued in exchange for the Sun common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former Sun shareholder to sell in the open market the Capitol common stock received (unless the Sun shareholder is also an officer, director or affiliate of either Sun or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Capitol common stock).

DISSENTERS' RIGHTS ARE NOT AVAILABLE

     Holders of Sun common stock are not entitled to dissenters' rights under Arizona law in connection with the exchange. Dissenters' rights under Arizona law are not available in connection with the exchange because Sun's common stock is listed on the Nasdaq National Market.

     Michigan law does not provide any dissenters' rights to Capitol shareholders who vote against the exchange.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Capitol common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an "affiliate" of Sun or Capitol under the Securities Act of 1933 at the time of the shareholders meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Sun or Capitol for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Sun or Capitol, and would not include shareholders who are not officers, directors or principal shareholders of Sun or Capitol.

     The affiliates of Sun or Capitol may not sell their shares of Capitol common stock acquired in connection with the exchange except pursuant to:

     . an effective registration statement under the Securities Act covering the resale of those shares;

     .    an exemption under paragraph (d) of Rule 145 under the Securities Act;
          or

     .    another applicable exemption under the Securities Act.

     Capitol's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of Capitol common stock to be received by affiliates.

     Capitol has agreed that it will cause its board of directors to adopt resolutions consistent with the interpretive guidance of the Securities and Exchange Commission so that the assumption of Sun stock options and exchange of Sun common stock by Capitol is an exempt transaction for purposes of Section 16 of the Securities Exchange Act.

                       OPINION OF SUN'S FINANCIAL ADVISOR

     GENERAL. Pursuant to an engagement letter dated November 9, 2001 between the Special Committee of the Board of Directors (the "Committee") of Sun Community Bancorp Limited ("Sun" or the "Company") and Friedman, Billings, Ramsey & Co., Inc. ("FBR"), Sun retained FBR to act as its sole financial advisor in connection with the possible exchange of shares of common stock of Capitol Bancorp Limited ("Capitol") for all of the outstanding shares of common stock of Sun not presently owned by Capitol (the "Exchange"). As part of its engagement, FBR agreed, if requested by Sun, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Sun shares of common stock other than Capitol (the "Sun Shareholders"), of the number of shares of common stock of Capitol to be exchanged for each share of common stock of Sun not presently owned by Capitol (the "Exchange Ratio") as set forth in the Plan of Share Exchange dated as of November 16, 2001 (the "Plan").

     On November 15, 2001, FBR delivered its oral opinion to the Committee that the Exchange Ratio was fair to Sun Shareholders, from a financial point of view, as of the date of such opinion. FBR also delivered to the Sun Board of Directors (the "Sun Board") a written opinion dated as of November 16, 2001, confirming its oral opinion as of such date. FBR updated its November 16, 2001 opinion as of the date of this proxy statement/prospectus.

     The full text of FBR's written opinion to the Sun Board, dated as of the date of this proxy statement/prospectus (the "Opinion") is attached as Annex B and is incorporated herein by reference. The Opinion sets forth the assumptions made, matters considered and extent of review by FBR. It should be read carefully and in its entirety in conjunction with this proxy statement/prospectus. The following summary of FBR's opinion is qualified in its entirety by reference to the full text of the Opinion. FBR's opinion is addressed only to the Sun Board and directed only to the fairness, from a financial point of view, of the Exchange Ratio to the Sun Shareholders, and does not constitute a recommendation to any Sun Shareholder as to how such shareholder should vote at the Sun Special Meeting described in this document.

     FBR is a nationally recognized specialist in the financial services industry in general, and in community banks and thrifts in particular. FBR is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Sun selected FBR as its financial advisor based upon FBR's qualifications, expertise and reputation in such capacity.

No limitations were imposed by Sun on FBR with respect to the investigations made or the procedures followed in rendering its opinion. FBR was not requested to and did not make any recommendation to the Committee or to Sun's Board as to the form or amount of the consideration to be paid to the Sun Shareholders in the Exchange, which was determined through arm's length negotiations between the parties. FBR was not requested to opine as to, and its opinion does not address, either Sun's or Capitol's underlying business decision to proceed with or effect the Exchange or the relative merits of the Exchange compared to any alternative transaction that might be available to either Sun or Capitol.

     FBR, in connection with rendering its opinion:

     * reviewed Sun's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999, and December 31, 2000, including the audited financial statements contained therein, and Sun's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     * reviewed Capitol's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000, including the audited financial statements contained therein, and Capitol's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     * reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Sun and Capitol provided to FBR or publicly available;

     * participated in meetings and telephone conferences with members of senior management of Sun and Capitol concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

     * reviewed certain stock market information for the shares of common stock of Sun ("Sun Shares") and for the shares of common stock of Capitol ("Capitol Shares") and compared it with similar information for certain companies, the shares of common stock of which are publicly traded;

     * compared the results of operations and financial condition of Sun and Capitol with that of certain companies that FBR deemed to be relevant for purposes of the Opinion;

     * reviewed and discussed the regulatory examinations of both Sun and Capitol with their respective managements, including safety and soundness and CRA ratings;

     * reviewed the Plan and its schedules and exhibits and certain related documents;

     * reviewed the draft of Form S-4 of Capitol with respect to the Exchange and its schedules and exhibits; and

     *    performed such other reviews and analyses as FBR deemed appropriate.

     The oral and written opinions provided by FBR to Sun were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

     In connection with its review and arriving at its opinion, FBR relied upon the accuracy and completeness of the financial information and other pertinent information provided by Sun and Capitol to FBR for purposes of rendering its opinion. FBR did not assume any obligation to verify independently any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Sun and Capitol with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, FBR assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgments of Sun and Capitol as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which FBR could formulate its opinion. Neither Sun nor Capitol publicly discloses such internal management projections of the type utilized by FBR in connection with FBR's role as financial advisor to Sun with respect to the review of the Exchange. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Sun and Capitol. Accordingly, actual results could vary significantly from those set forth in the respective projections.

     FBR does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Sun and Capitol are adequate to cover such losses. In addition, FBR does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Sun or Capitol, nor was FBR provided with such appraisals. Furthermore, FBR assumes that the Exchange will be consummated in accordance with the terms set forth in the Plan, without any waiver of any material terms or conditions by Sun, and that obtaining the necessary regulatory approvals for the Exchange will not have an adverse effect on either separate institution or the combined entity. Moreover, in each analysis that involves per share data for Sun, FBR adjusted the data to reflect the effect of the adjustment of the exercise price of outstanding Sun stock options to reflect the Exchange Ratio. For purposes of the opinion, FBR assumes, with the consent of Sun, that the Exchange will qualify as a tax-free exchange under the United States Internal Revenue Code.

     In connection with rendering the Opinion, FBR performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by FBR. Moreover, FBR believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, FBR also included assumptions with respect to general economic, financial markets and other financial conditions. Furthermore, FBR drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in FBR's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by FBR were assigned a greater significance by FBR than any other in deriving its opinion.

     SUMMARY OF TERMS OF PROPOSED EXCHANGE: Under the terms of the Plan, each Sun Share will be converted into the right to receive Capitol Shares according to the Exchange Ratio. The Exchange Ratio is calculated by dividing the assumed value of a Sun Share by the assumed value of a Capitol Share. For purposes of this calculation, the assumed value of a Sun Share is $10.497, and the assumed value of a Capitol Share is $14.301. These assumed values were calculated by taking the arithmetic average of the closing prices of the Sun Shares and the Capitol Shares, respectively, for the period beginning October 5, 2001 and ending on November 2, 2001 as reported by the NASDAQ Stock Market, Inc. As a result, the Exchange Ratio is 0.734 Capitol Share for each Sun Share.

     COMPARABLE COMPANY ANALYSIS: FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Sun with corresponding information for 17 publicly traded banks headquartered in the Western United States with total assets between $500 million and $1.0 billion which FBR deemed to be relevant (the "Sun Peer Group"). The following table represents a summary analysis of the Sun Peer Group based on market prices as of November 9, 2001 and the latest publicly available financial data as of or for the twelve months ended September 30, 2001:

                                               Mean       Median          Sun
                                               ----       ------          ---
     Total Assets ($000's)                   $711,144     $671,828     $732,824
     Tangible equity to tangible assets          8.04%        7.66%        7.68%
     Price to estimated 2001 earnings           10.75x       10.18x       29.71x
     Price to estimated 2002 earnings            9.48x        9.27x       14.64x
     Price to book value                        155.5%       148.7%       112.3%
     Price to tangible book value               164.6%       160.3%       119.2%
     Dividend yield                              1.14%        0.00%        0.00%
     Return on average assets                    1.07%        1.14%        0.20%
     Return on average equity                   13.12%       13.66%        2.43%
     Efficiency ratio                           61.41%       63.50%       79.91%


     FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Capitol, both prior to and following the Exchange, with corresponding information for 40 publicly traded community commercial banks headquartered in the Midwestern and Western United States with total assets between $1.0 billion and $3.0 billion (the "Capitol Peer

Group"). The following table represents a summary analysis of the Capitol Peer Group based on market prices as of November 9, 2001 and the latest publicly available financial data as of or for the last twelve months ended September 30, 2001:

                                                                           Capitol        Capitol
                                                                            Before         After
                                                Mean          Median       Exchange       Exchange
                                                ----          ------       --------       --------
     Total Assets ($000's)                   $1,833,229     $1,775,280    $1,975,379     $1,981,872
     Tangible equity to tangible assets            7.51%          7.33%         3.55%          5.18%
     Price to estimated 2001 earnings             13.21x         12.78x        10.44x         12.33X
     Price to estimated 2002 earnings             11.20x         11.08x         8.79x          9.75x
     Price to book value                          174.3%         162.8%       139.46%        124.02%
     Price to tangible book value                 194.9%         198.7%       155.37%        141.68%
     Dividend yield                                2.10%          2.21%         2.88%          2.88%
     Return on average assets                      1.16%          1.10%         0.57%         0.43%*
     Return on average equity                     14.16%         13.88%        14.68%         7.28%*
     Efficiency ratio                             56.30%         56.96%        67.79%         67.79%

*    Based on total assets at September 30, 2001

     PRO FORMA EFFECT OF THE EXCHANGE: FBR r eviewed certain estimated future operating and financial information developed by Sun and Capitol and certain estimated future operating and financial information for the pro forma combined entity resulting from the Exchange for the twelve month periods ended December 31, 2002 through December 31, 2006. On the basis of this estimated future operating and financial information, FBR compared per share equivalent estimated earnings, pro forma book value and pro forma tangible book value and cash dividends of the resulting combined company to the stand-alone projections for Sun. The following summarizes the pro forma impact on Sun Shareholders of the Exchange on a per share equivalent basis:

                                                              Change Per
                                                               Sun Share
                                                               ---------
     Estimated 2001 earnings per share                       137% increase
     Estimated 2002 earnings per share                        50% increase
     Pro forma book value per share (9/30/01)                9.9% decrease
     Pro forma tangible book value per share (9/30/01)      16.3% decrease

The analysis also demonstrated that the Exchange would result in the establishment of a cash dividend for Sun Shareholders equal to approximately $0.29 per Sun Share, assuming the Capitol Board maintains its current dividend policy. Additionally, the market liquidity of the Capitol Shares should increase as the number of Capitol Shares not held by directors, management and employees of both Capitol and Sun would increase by over 50%.

     DISCOUNTED CASH FLOW ANALYSIS: FBR performed a discounted cash flow analysis with regard to Sun on a stand-alone basis over a five year horizon beginning with the full year 2002. This analysis utilized a range of discount rates of 10.0% to 20.0% and a range of terminal earnings multiples of 8 to

12 times. The analysis resulted in a range of present values for Sun of approximately $28.5 million to $81.6 million and an average value of approximately $51.5 million. This range of present values was multiplied by the percentage of Sun Shares not presently owned by Capitol and the resulting product (approximately $14.0 million to $40.0 million and averaging approximately $25.2) was compared to the approximately $38.5 million of market value of Capitol Shares which the Exchange Ratio provides Sun Shareholders. As indicated above, this analysis was based on Sun's and Capitol's senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. FBR noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, asset growth rates, discount rates, and terminal values.

     OTHER ANALYSES: FBR also reviewed certain other information including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit composition.

     No company used as a comparison in the above analyses is identical to Sun, Capitol or the combined entity, and no other transaction is identical to the Exchange. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Sun, Capitol and the combined entity are being compared.

     In connection with delivery of its opinion dated as of the date of this Proxy Statement/Prospectus, FBR performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. FBR did not perform any analyses in addition to those described above in updating the opinion.

     For its financial advisory services provided to Sun, FBR has been paid fees of $150,000 to date. In addition, Sun has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by it on Sun's behalf, as well as indemnify FBR against certain liabilities, including any which may arise under the federal securities laws.

     FBR in the conduct of its broker-dealer activities may have from time to time purchased securities from, and sold securities to, Sun and/or Capitol. As a market maker, FBR may also have purchased and sold the securities of both Sun and Capitol for FBR's own account and for the accounts of its customers.

                     OPINION OF CAPITOL'S FINANCIAL ADVISOR

     Capitol has retained Stifel, Nicolaus & Company, Incorporated as its financial advisor in connection with the exchange because Stifel is a nationally recognized investment-banking firm with substantial expertise in transactions similar to the exchange. Stifel is an investment banking and securities firm with membership on all principal United States' securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with the November 15, 2001 meeting of the special committee of the board of directors, Stifel rendered its opinion that, as of such date, the exchange ratio pursuant to the plan was fair to the holders of Capitol common stock from a financial point of view. Stifel has confirmed its November 15, 2001 opinion by delivery of its written opinion to the special committee of the board of directors, dated the date of this proxy statement/prospectus, that, based upon and subject to the various considerations set forth therein, as of the date hereof the exchange ratio pursuant to the plan is fair to the holders of Capitol common stock from a financial point of view.

     The full text of Stifel's opinion as of the date hereof, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, and should be read in its entirety in connection with this proxy statement/prospectus. The summary of the opinion of Stifel set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

     No limitations were imposed by Capitol on the scope of Stifel's investigation or the procedures to be followed by Stifel in rendering its opinion. Stifel was not requested to and did not make any recommendation to the special committee of the board of directors or Capitol's board of directors as to the form or amount of the consideration to be paid to Sun or its shareholders, which was determined through arm's length negotiations between the parties. In arriving at its opinion, Stifel did not ascribe a specific range of values to Capitol or Sun. Its opinion is based on the financial and comparative analyses described below. Stifel's opinion was directed solely to special committee of the board of directors for its use in connection with its consideration of the exchange. Stifel's opinion addressed only the fairness of the exchange ratio solely to the shareholders of Capitol from a financial point of view, did not address any other aspect of the exchange, and was not intended to be and does not constitute a recommendation to any shareholder of Capitol as to how such shareholder should vote with respect to the exchange. Stifel was not requested to opine as to, and its opinion does not address, Capitol's underlying business decision to proceed with or effect the exchange or the relative merits of the exchange compared to any alternative transaction that might be available to Capitol.

     In connection with its November 15, 2001 opinion, Stifel, among other things:

     *    reviewed the form of the plan dated November 15, 2001;

     * reviewed the financial statements of Capitol included in its 10-Ks for the five years ended December 31, 2000 and its 10-Qs for the three quarters ended September 30, 2001;

     * reviewed the financial statements of Sun included in its 10-Ks for the three years ended December 31, 2000, its 10-Qs for the three quarters ended September 30, 2001, and its initial public offering prospectus, dated July 2, 1999;

     * reviewed certain internal financial analyses and forecasts for Capitol and Sun prepared by their respective managements;

     * conducted conversations with Capitol's and Sun's senior management regarding their business plans and financial forecasts;

     * compared certain financial and securities data of Capitol and Sun with various other companies whose securities are traded in public markets and reviewed the historical stock prices and trading volumes of the common stock of Capitol and Sun;

     *    reviewed the financial terms of certain other business combinations;
          and

     * conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion.

     Stifel also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the commercial banking industry generally.

     In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and did not assume any responsibility for independently verifying any of such information. Stifel assumed financial forecasts supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Capitol and Sun as to the future operating and financial performance of Capitol and Sun, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Capitol or Sun since the date of the last financial statements made available to it. Stifel also assumed, without independent verification and with Capitol's consent, that the aggregate allowances for loan losses set forth in the financial statements of Capitol and Sun are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of Capitol's or Sun's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of Capitol or Sun. Stifel relied on advice of Capitol's counsel and accountants as to certain legal and accounting matters with respect to Capitol, the plan and the transactions and other matters contained or contemplated therein. Stifel assumed, with Capitol's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the exchange will be satisfied and not waived.

     In rendering its opinion, Stifel assumed that the exchange will be consummated as provided in the plan, will constitute a tax-free reorganization as contemplated by the plan. Stifel's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion, and does not imply any conclusion as to the price or trading range of the Capitol common stock or the Sun common stock, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

     The financial forecasts furnished to Stifel for Capitol and Sun resulting from the exchange were prepared by the managements of Capitol and Sun and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, Capitol and Sun do not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel in connection with its analysis of the financial terms of the exchange, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of either Capitol or Sun, including, without limitation, factors related to the integration of Capitol and Sun and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

     In connection with rendering its November 15, 2001 opinion, Stifel performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinions. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Capitol or Sun. Any estimates contained in Stifel's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel's analyses was identical to Capitol or Sun or the exchange. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other. The analyses described below does not purport to be indicative of actual future results, or to reflect the prices at which Capitol common stock or Sun common stock may trade in the public markets.

     The following is a summary of the financial analyses performed by Stifel in connection with providing its opinion on November 15, 2001.

     PRO FORMA EFFECT OF THE EXCHANGE. Stifel reviewed certain estimated future operating and financial information developed by Capitol and Sun and certain estimated future operating and financial information for the pro forma combined entity resulting from the exchange for the calendar years ended December 31, 2002 through December 31, 2005. Based on this analysis, Stifel compared certain of Capitol's estimated future per share results with such estimated figures for the pro forma combined entity. Stifel compared Capitol's estimated future stand-alone GAAP earnings per share with such estimated figures for the pro forma combined entity. On a pro forma basis, the exchange is forecast to be approximately 10% - 12% dilutive to earnings per share for the year ending December 31, 2002. Stifel's analysis also concluded the exchange ratio to be dilutive to earnings per share for the years ending December 31, 2003 through December 31, 2005, with the dilution declining in each year. Stifel also reviewed certain projected financial information in order to determine the effect of the exchange on Capitol's book value and tangible book value. Based on this analysis, at December 31, 2001, on a pro forma basis the exchange is forecast to be accretive to Capitol's book value per share and tangible book value per share.

     ANALYSIS OF BANK MERGER TRANSACTIONS. Stifel analyzed certain information relating to recent transactions in the banking industry (while taking into account the fact that less than a controlling interest in Sun is to be acquired pursuant to the exchange), consisting of (1) 145 acquisitions announced between November 8, 2000 and November 8, 2001, involving sellers in all regions of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group A, (2) 12 acquisitions announced between November 8, 2000 and November 8, 2001, involving sellers in the western region of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group B, and (3) 17 acquisitions announced between between November 8, 2000 and November 8, 2001, involving sellers, with a return on equity between 3% and 7% in the most recent reporting period, in the all regions of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group C. Stifel calculated the following ratios with respect to the exchange and the selected transactions:

                                                              Group A Selected Transactions
                                        Capitol/    -------------------------------------------------
Ratios                                    Sun       25th Percentile      Median       75th Percentile
------                                    ---       ---------------      ------       ---------------
Deal Price Per Share/ Book Value
  Per Share                              106.6%          145.6%          176.4%            213.4%
Deal Price Per Share/Tangible Book
  Value Per Share                        113.6%          148.3%          180.2%            231.8%
Deal Price Per Share/Last 12
  Months Earnings Per Share               33.8x           14.5x           17.8x             21.0x
Deal Price/Assets                         13.8%           13.3%           16.2%             20.9%
Premium over Tangible Book
  Value/Deposits                           2.0%            4.9%            8.1%             13.7%
Deal Price/Deposits                       16.3%           15.1%           18.9%             25.1%

                                                              Group B Selected Transactions
                                        Capitol/    -------------------------------------------------
Ratios                                    Sun       25th Percentile      Median       75th Percentile
------                                    ---       ---------------      ------       ---------------
Deal Price Per Share/ Book Value
  Per Share                              106.6%          151.4%           186.4%           242.2%
Deal Price Per Share/Tangible Book
  Value Per Share                        113.6%          160.8%           219.4%           262.1%
Deal Price Per Share/Last 12
  Months Earnings Per Share               33.8x           16.2x            16.9x            17.3x
Deal Price/Assets                         13.8%           15.5%            17.8%            23.3%
Premium over Tangible Book
  Value/Deposits                           2.0%            6.0%            11.1%            15.5%
Deal Price/Deposits                       16.3%           17.7%            20.2%            26.3%


                                                              Group C Selected Transactions
                                        Capitol/    -------------------------------------------------
Ratios                                    Sun       25th Percentile      Median       75th Percentile
------                                    ---       ---------------      ------       ---------------
Deal Price Per Share/ Book Value
  Per Share                              106.6%          118.5%           164.2%           197.0%
Deal Price Per Share/Tangible Book
  Value Per Share                        113.6%          126.4%           173.4%           210.3%
Deal Price Per Share/Last 12
  Months Earnings Per Share               33.8x           18.4x            21.6x            27.1x
Deal Price/Assets                         13.8%           10.5%            14.8%            16.2%
Premium over Tangible Book
  Value/Deposits                           2.0%            2.4%             6.0%             8.3%
Deal Price/Deposits                       16.3%           11.8%            16.7%            18.0%

     This analysis resulted in a range of imputed values for Capitol common stock of between $5.36 and $16.87 based on the median multiples for Group A, between $5.09 and $19.70 based on the median multiples for Group B and between $6.53 and $15.71 based on the median multiples for Group C.

     PRESENT VALUE ANALYSIS. Applying discounted cash flow analysis to the theoretical future earnings and dividends of Capitol and Sun, Stifel compared the calculated value of a Capitol share to the calculated value of the combined entity. The analysis was based upon management's projected earnings growth, a range of assumed price/earnings ratios, and a 15.0%, 17.5% and 20.0% discount rate. Stifel selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly traded comparable commercial banks. The stand-alone present value of Capitol common stock calculated on this basis ranged from $13.00 to $20.00 per share. The present value of one share of common stock in the combined entity under the terms of the plan calculated on this basis ranged from $13.00 to $19.00 per share.

     DISCOUNTED EARNINGS ANALYSIS. Using a discounted earnings analysis, Stifel estimated the net present value of the future streams of after-tax earnings per share that Sun could produce on a stand-alone basis. In this analysis, Stifel assumed that Sun would perform in accordance with management's estimates. Stifel calculated the sum of (1) the estimated terminal values per share of the Company's common stock based on assumed multiples to the Company's projected 2006 earnings ranging from 12.0x to 19.5x, plus (2) the assumed 2002 - 2005 earnings streams per share, in each case discounted to present values at assumed discount rates ranging from 13.0% to 17.0%. This discounted earnings analysis indicated an implied equity value reference range of $12.00 to $22.00 per share of Sun's common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of Sun's common stock may trade in the public markets. A discounted earnings analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

     COMPARISON OF SELECTED COMPANIES. Stifel reviewed and compared certain multiples and ratios for the exchange with a peer group of 9 selected de novo banks with assets between $200 million and $700 million which Stifel deemed to be relevant. The group of selected banks consisted of Mercantile Bank Corporation, Macatawa Bank Corporation, QCR Holdings, Inc., Capital Bank Corporation, Bank of the Northwest, Tower Financial Corporation, Community Central Bank Corporation, St. Joseph Capital Corporation and Dearborn Bancorp Inc. In order to calculate a range of imputed values for a share of Sun common stock, Stifel applied a 32.5% control premium to the trading prices of the selected group of comparable companies and compared the resulting theoretical offer price to each of book value, tangible book value, latest 12 month earnings, estimated 2001 earnings as provided by Institutional Brokers Estimate System ("IBES"), assets, tangible book value to deposits and deposits. Stifel then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of Sun. This analysis resulted in a range of imputed values for Sun common stock of between $6.23 and $13.92 based on the median multiples and ratios for the peer group. The 32.5% control premium selected by Stifel was based on a 5 year analysis of market premiums paid in bank and thrift merger transactions.

     Additionally, Stifel performed a similar analysis based on the public trading prices of the selected group of comparable companies which included no control premium This analysis resulted in a range of imputed values for Sun common stock of between $4.70 and $10.50 based on the median multiples and ratios for the peer group.

     As described above, Stifel's opinion was among the many factors taken into consideration by the special committee of the board of directors in making its determination to approve the exchange.

     Pursuant to the terms of Stifel's engagement, Capitol paid Stifel a nonrefundable cash fee of $62,500 upon the signing of the definitive plan. Capitol has also agreed to reimburse Stifel for certain out-of-pocket expenses and has agreed to indemnify Stifel, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course of its business, Stifel actively trades equity securities of Capitol for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Stifel may trade equity securities of Sun for the accounts of its customers.

                                   THE CLOSING

EFFECTIVE TIME

     The exchange will be effective at 5:00 p.m., Mountain Time, on _____________, and will be closed as soon as possible after the votes at the meetings of Sun's and Capitol's shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of Sun common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio. Outstanding stock options of Sun will similarly be exchanged for stock options of Capitol with similar vesting and expiration dates.

SHARES HELD BY CAPITOL

     Shares of Sun common stock owned by Capitol since Sun's organization and thereafter will be unaffected by the exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     As soon as reasonably practicable after the effective date of the exchange, Capitol or Capitol's transfer agent will send Sun's shareholders a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of Sun stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing Sun shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those Sun shares have been converted, together with a cash payment in lieu of fractional shares, if any.

     After the effective date, each certificate that previously represented shares of Sun stock will represent only the right to receive the shares of Capitol common stock into which shares of Sun stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.

     Until Sun certificates are surrendered to Capitol or Capitol's agent, you will not be paid any dividends or distributions on the Capitol common stock into which Sun shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.

     Sun's transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Sun stock that is not registered in the records of Sun has occurred, then, so long as the Sun stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

     No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing Sun shares. Instead, Capitol will pay an amount in cash determined by multiplying the fractional share interest to which a Sun shareholder would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

FEES AND EXPENSES

     Whether or not the exchange is completed, Capitol and Sun will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Capitol's Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and "blue sky" laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.

NASDAQ STOCK MARKET LISTING

     Capitol will promptly prepare and submit to the Nasdaq Stock Market, Inc. a listing application with respect to the maximum number of shares of Capitol common stock issuable to Sun shareholders in the exchange, and Capitol must use its reasonable best efforts to obtain approval for the listing of Capitol common shares on the Nasdaq Stock Market, Inc. It is anticipated that Sun's shares will be delisted from Nasdaq upon completion of exchange.

AMENDMENT AND TERMINATION

     Capitol and Sun may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders. The exchange will not occur if the Plan of Share Exchange is not approved by shareholders of Capitol and Sun in the manner described in this proxy statement/prospectus.





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                                       43

                           THE SHAREHOLDERS' MEETINGS

DATE, TIME AND PLACE

     Sun's shareholders' meeting will be held on January 18, 2002 at ___________, at _____________, Phoenix, Arizona _____ at 9:00 a.m., local time.

     Capitol's shareholders' meeting will be held on January 18, 2002 at ___________, at _____________, Lansing, Michigan _____ at 9:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE SHAREHOLDERS' MEETINGS

     At the respective shareholders' meeting, holders of Sun and Capitol common stock, as the case may be, will vote on whether to approve the exchange. See "The Exchange".

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Holders of record of Sun common stock at the close of business on December ___, 2001, the record date for the shareholders' meeting, are entitled to receive notice of and to vote at the shareholders' meeting. At December ___, 2001, ________ shares of Sun common stock were issued and outstanding. Capitol held _________ shares of Sun common stock on that date and __________ were held by shareholders other than Capitol.

     Holders of record of Capitol common stock at the close of business on December ___, 2001, the record date for the shareholders' meeting, are entitled to receive notice of and to vote at the shareholders' meeting. At December ___, 2001, ______ shares of Capitol common stock were issued and outstanding.

     A majority of the shares of the Sun common stock (excluding shares held by Capitol) entitled to vote on the record date must be represented in person or by proxy at the shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Sun common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Sun's shareholders' meeting.

     A majority of the shares of the Capitol common stock entitled to vote on the record date must be represented in person or by proxy at the shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Capitol common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Capitol's shareholders' meeting.

     No other matters are expected to come before the shareholders' meetings. However, if any other matters are properly presented at the meetings for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. Neither Sun nor Capitol is aware of any matters expected to be presented at their respective meetings other than as described in the notices of the meeting.

VOTES REQUIRED

     Although approval of the exchange by a majority of the shares entitled to vote is all that is required by law, Sun and Capitol have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of Sun common stock outstanding on the record date, excluding the shares of Sun held by Capitol. Approval of the exchange by Capitol's shareholders requires a simple majority. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

DISSENTERS' RIGHTS ARE NOT AVAILABLE

     Holders of Sun common stock are not entitled to appraisal rights under Arizona law in connection with the exchange. Appraisal rights under Arizona law are not available in connection with the exchange because Sun's common stock is listed on the Nasdaq National Market.

     Michigan law does not provide any dissenters' rights to Capitol shareholders who vote against the exchange.

SHARE OWNERSHIP OF MANAGEMENT

     As of the close of business on October 31, 2001, the directors and executive officers of Sun and their affiliates (including Capitol) were entitled to vote approximately _____ shares of Sun common stock. These shares represent approximately _____% of the outstanding shares of Sun common stock and _____% of Sun's shares held by shareholders other than Capitol. A majority of directors and executive officers have expressed their intent to vote their shares of Sun common stock in favor of the exchange.

     As of the close of business on October 31, 2001, the directors and executive officers of Capitol and their affiliates were entitled to vote approximately _____ shares of Capitol common stock. A majority of directors and executive officers have expressed their intent to vote their shares of Capitol common stock in favor of the exchange.

VOTING OF PROXIES

SUBMITTING PROXIES

     You may vote by attending the applicable shareholders' meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders' meeting.

     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders' meeting.

     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Sun stock will be mailed by Capitol's transfer agent to former Sun shareholders shortly after the exchange is effective.

REVOKING PROXIES

     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders' meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the secretary of Sun or Capitol (as applicable), by a later-dated proxy signed and returned by mail or by attending the shareholders' meeting and voting in person. Attendance at the shareholders' meetings will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders' meeting to:

     Sun Community Bancorp Limited               Capitol Bancorp Limited
     2777 East Camelback Road, Suite 375         200 Washington Square North
     Phoenix, Arizona 85016                      Lansing, Michigan 48933
     Attn:  Richard N. Flynn, Secretary          Attn:  David O'Leary, Secretary

     If you require assistance in changing or revoking a proxy, you should contact Sun and Capitol's internal Securities Counsel, Cristin Reid English, at either address above or at phone number (517) 487-6555.

GENERAL INFORMATION

     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders' meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders' meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.

SOLICITATION OF PROXIES; EXPENSES

     Capitol and Sun will each pay the cost of solicitation of proxies for their respective meetings. In addition to solicitation by mail, the directors, officers and employees of Capitol or Sun may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.







              [The remainder of this page intentionally left blank]

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the exchange, holders of shares of Sun stock will become holders of shares of Capitol common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Arizona Revised Statutes, as well as to Sun's articles of incorporation and by-laws (copies of which are on file with the SEC) and the Michigan Business Corporation Act as well as to Capitol's articles of incorporation and by-laws, (copies of which are on file with the SEC).

     Sun's shareholders may share in dividends as and when declared by Sun's Board of Directors (although none have been to date).

     Capitol shareholders may share in dividends as and when declared by Capitol's Board of Directors (see "Dividends and Market for Common Stock"); dividends may be paid out of any funds available unless the payment of the dividend renders the business corporation insolvent.

     The following summary compares various rights, privileges and restrictions applicable to shareholders of Sun and Capitol:

                                                             Sun                               Capitol
                                                             ---                               -------
Authorized Capital Stock                                    50,000                              25,000

Preemptive Rights                                            None                                None

Quorum Requirements                                        Majority                            Majority

Special Meetings of Stockholders                Called by CEO, majority of the      Called by CEO, majority of the
                                                    board or shareholders               board or shareholders
                                                representing 25% of the shares      representing 25% of the shares
                                                       entitled to vote                    entitled to vote

Stockholder Action by Written Consent                 Yes, if unanimous                   Yes, if unanimous

Inspection of Voting List of Stockholders       Inspector may be appointed by       Inspector may be appointed by
                                                   the Board, by the person            the Board, by the person
                                                  presiding at shareholders'          presiding at shareholders'
                                                meeting or by the request of a      meeting or by the request of a
                                                         shareholder                         shareholder

Classification of the Board of Directors                      No                                  No

Election of the Board of Directors                 Annually by shareholders            Annually by shareholders

Cumulative Voting                                            Yes                                  No

Number of Directors                                          5-25                                5-25

Removal of Directors                                 By a majority of the                By a majority of the
                                                 outstanding shares of stock         outstanding shares of stock

Vacancies on the Board of Directors             May be filed by a majority of       May be filed by a majority of
                                                    the Board of Directors              the Board of Directors

Liability of Directors                            Eliminated to the fullest           Eliminated to the fullest
                                                    extent provided by law              extent provided by law

Indemnification of Directors, Officers,
  Employees or Agents                                        Yes                                 Yes

Amendments to Articles of Incorporation              By a majority of the                By a majority of the
                                                      outstanding shares                  outstanding shares

Amendments to Bylaws                               By majority of directors            By majority of directors

Appraisal/Dissenters' Rights                       Arizona law provides for
                                                appraisal rights, they are not
                                                applicable in this transaction                    No

                   DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL

     Capitol's Articles of Incorporation, as amended to date, authorize the issuance of up to 25,000,000 shares of common stock, without par value. Capitol's articles of incorporation do not authorize the issuance of any other class of stock. As of December ___, 2001, ________ shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol's common stock.

     Michigan law allows Capitol's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Capitol's board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act ("MBCA").

RIGHTS OF COMMON STOCK

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol's board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

SHARES AVAILABLE FOR ISSUANCE

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol's stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to a vote by Capitol's shareholders. As noted, Capitol's shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although

Capitol does not currently contemplate taking that action, shares of Company common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

CAPITOL'S TRUST-PREFERRED SECURITIES

     Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the NASDAQ National Stock Market under the symbol "CBCLP"). Capitol also has additional trust-preferred securities which were private placed. Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol's right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol's common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol's obligation under the debentures, the preferred securities and the guarantee approximates $50 million at an average interest rate approximating 8.50%-8.75% per annum, payable quarterly.

ANTI-TAKEOVER PROVISIONS

     In addition to the utilization of authorized but unissued shares as described above, the MBCA contains other provisions which could be utilized by Capitol to impede efforts to acquire control of Capitol. Those provisions include the following:

     CONTROL SHARE ACT. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations.

     The act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     The act applies only to an "issuing public corporation." Capitol falls within the statutory definition of an "issuing public corporation." The act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Capitol has not "opted out" of the provisions of the act.

     FAIR PRICE ACT. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     As of October 31, 2001 Capitol's management beneficially owned (including immediately exercisable stock options) control of approximately _____% of Capitol's outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the exchange. If management's shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

                       WHERE YOU CAN FIND MORE INFORMATION

     Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to Sun shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of Sun and Capitol for the special shareholders' meetings. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Capitol and Sun file reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

     Public Reference Room               Chicago Regional Office Citicorp Center
     450 Fifth Street, N.W.              500 West Madison Street
     Room 1024                           Suite 1400
     Washington, D.C. 20549              Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Capitol and Sun, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol and Sun at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows Capitol to "incorporate by reference" the information it files with the SEC. This permits Capitol to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. Capitol incorporates by reference the following documents that have been filed with the SEC:

    Capitol Bancorp Ltd. SEC Filings
          (File No. 0-18461)                               Period
          ------------------                               ------
*    Quarterly Report on Form 10-Q              Quarter ended September 30, 2001

*    Quarterly Report on Form 10-Q              Quarter ended June 30, 2001

*    Quarterly Report on Form 10-Q              Quarter ended March 31, 2001

*    Annual Report on Form 10-K                 Year ended December 31, 2000

*    Proxy Statement on Schedule 14A            Annual Meeting Held May 3, 2001

*    The description of Capitol's common        N/A
     stock contained in Capitol's
     Registration Statement on Form 8-A
     filed April 19, 1990, including any
     amendment or report filed for the
     purpose of updating such description

     In addition, all subsequent documents filed with the SEC by Capitol and Sun pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and prior to the meetings of shareholders in connection with the exchange, shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JANUARY 11, 2002 TO RECEIVE THEM BEFORE THE SHAREHOLDERS' MEETING. If you request exhibits to any documents incorporated by reference, Capitol or Sun (as applicable) will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

     No one has been authorized to give any information or make any representation about Sun, Capitol or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about Sun has been supplied by Sun.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus and certain federal income tax matters relating to the exchange will be passed upon for Capitol by Strobl Cunningham Caretti & Sharp, P.C.

                                     EXPERTS

     The consolidated financial statements of Capitol Bancorp Limited incorporated by reference in this proxy statement/prospectus included in Capitol Bancorp Limited's annual report to shareholders incorporated by reference in the Company's annual report on Form 10-K for the year ended December 31, 2000, have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report incorporated herein by reference, in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Sun Community Bancorp Limited attached to this proxy statement/prospectus as Annex E included in Sun Community Bancorp Limited's annual report to shareholders incorporated by reference in the Company's annual report on Form 10-K for the year ended December 31, 2000, have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     ANNEX A

                             PLAN OF SHARE EXCHANGE

     THIS PLAN OF SHARE EXCHANGE ("Plan") is entered into effective November 16, 2001 between and among CAPITOL BANCORP LIMITED, a Michigan corporation ("Capitol") and the SHAREHOLDERS of SUN COMMUNITY BANCORP LIMITED ("Sun").

                                    RECITALS

     A. Sun is an Arizona corporation whose stock (Sun common stock) is traded on the National Market System of the NASDAQ Stock Market, Inc. and commenced operations in 1997.

     B. Capitol is now, and has been since Sun commenced operations, the holder of a controlling interest in the duly issued and outstanding common stock of Sun.

     C. Sun is subject to an antidilution agreement which gives Capitol the right to acquire additional shares up to a 51% interest in Sun anytime Sun issues new shares.

     D. Capitol's common stock ("Capitol common stock") is traded on the National Market System of the NASDAQ Stock Market, Inc.

     E. Sun's Board of Directors has determined that it would be in the best interest of Sun's stockholders to exchange their shares of stock in Sun for shares of Capitol common stock as described in this Plan, and Capitol is willing to make an exchange on those terms.

     The parties adopt this Plan as of the effective date.

     1. THE EXCHANGE. Each shareholder who holds Sun common stock will exchange his, her or their shares of Sun common stock for shares of Capitol common stock according to an exchange ratio. The exchange ratio is based on an assumed value of $10.497 for each share of Sun common stock and a value of $14.301 for each share of Capitol common stock. These assumed values are based on the arithmetic average of the closing prices of the common stock of Sun and Capitol for the period of October 5, 2001 through November 2, 2001 as reported by the NASDAQ Stock Market, Inc. Based on these relative values, each Sun share would be exchanged for .734 shares of Capitol common stock, if the proposed share exchange is approved. Outstanding stock options of Sun will be exchanged for stock options of Capitol with the same vesting and expiration dates.

          Each Sun shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Sun common stock calculated by multiplying the number of shares of Sun common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

     2. APPROVALS NECESSARY. The following approvals will be necessary prior to the Plan becoming effective:

          a. The Board of Directors of Sun shall have approved and adopted the Plan.

          b. The Board of Directors of Capitol shall have approved and adopted the Plan.

          c. A majority of the common stock of Sun (exclusive of the shares held by Capitol) shall have been voted to approve and adopt the Plan at a meeting of the shareholders called for that purpose.

          d. A majority of the common stock of Capitol shall have been voted to approve and adopt the Plan at a meeting of the shareholders for that purpose.

          e. The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol common stock to be issued in the exchange.

     3. FAIRNESS OPINION. The following fairness opinions shall be obtained prior to the Plan becoming effective:

          a. The Board of Directors of Sun shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Sun. Such firm has been appointed by a special committee of independent directors of Sun formed to explore the transaction.

          b. The Board of Directors of Capitol shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Capitol. Such firm has been appointed by a special committee of independent directors of Capitol formed to explore the transaction.

     4. INDEPENDENT COUNSEL. Independent law firms have been retained to review the proposed transaction on behalf of both companies. Snell and Wilmer, L.L.P. has been retained by Sun to review the transaction. The firm of Strobl Cunningham Caretti & Sharp, P.C. has been retained to review the transaction on behalf of Capitol and to issue a tax opinion as to whether the share exchange will constitute a reorganization within the means of section 368 of the Internal revenue code of 1986, as amended.

     5. SURRENDER OF CERTIFICATES. Each shareholder of Sun common stock shall surrender to Capitol his, her or their certificate(s) for shares of Sun common stock. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of Sun common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. Shareholders of Sun will not be paid dividend payments, if any, paid by Capitol until such time as their certificates have been exchanged. Any such withheld dividend payment will be paid upon exchange of the certificate(s).

     6. NEW SUN CERTIFICATE. Sun shall issue its certificate registering in the name of Capitol all shares of stock now registered to shareholders other than Capitol.

     7. FEES. Each company shall bear the cost of their respective attorney fees and investment banking fees, as well as fees associated with the solicitation for and the holding of their special shareholders meeting.

     8. The transaction will be governed by the laws of the State of Michigan.

                                     ANNEX B

                       OPINION OF SUN'S FINANCIAL ADVISOR

November 16, 2001


Board of Directors
Sun Sun Bancorp Limited
2777 East Camelback Road, Suite 375
Phoenix, AZ  85016

Board of Directors:

You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the holders of shares of common stock ("Stockholders") of Sun Community Bancorp Limited ("Sun" or the "Company") of the Exchange Ratio (as hereinafter defined) to be utilized in the possible exchange (the "Exchange") of shares of common stock of Capitol Bancorp Limited ("Capitol") for all of the outstanding shares of common stock of Sun not presently owned by Capitol (the "Sun Shares") as set forth in the Plan of Share Exchange dated as of November 16, 2001 (the "Plan"). As used herein, Stockholders shall mean all holders of shares of common stock of Sun other than Capitol.

Under the terms of the Plan, each Sun Share will be converted into the right to receive shares of common stock of Capitol (the "Capitol Shares") according to the Exchange Ratio. The Exchange Ratio is calculated by dividing the assumed value of a Sun Share by the assumed value of a share of common stock of Capitol. For purposes of this calculation, the assumed value of a Sun Share is $10.497, and the assumed value of a Capitol Share is $14.301. These assumed values were calculated by taking the arithmetic average of the closing prices of the Sun Shares and the Capitol Shares, respectively, for the period beginning October 5, 2001 and ending on November 2, 2001 as reported by the NASDAQ Stock Market, Inc. As a result, the Exchange Ratio is 0.734 Capitol Share for each Sun Share. The complete terms of the proposed transaction are described in the Plan, and this summary is qualified in its entirety by reference thereto. The Plan will be considered at a special meeting of the Stockholders of Sun.

     FBR, in connection with rendering this opinion:

     * reviewed Sun's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31,

                                                               November 16, 2001
                                                                          Page 2

          1999, and December 31, 2000, including the audited financial statements contained therein, and Sun's Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     * reviewed Capitol's Annual Report to Shareholders and Annual Report on Form 10-K for each of the fiscal years ended December 31, 1998, December 31, 1999 and December 31, 2000, including the audited financial statements contained therein, and Capitol's Quarterly report on Form 10-Q for each of the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     * reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Sun and Capitol provided to FBR or publicly available;

     * participated in meetings and telephone conferences with members of senior management of Sun and Capitol concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

     * reviewed certain stock market information for the Sun Shares and for the Capitol Shares and compared it with similar information for certain companies, the shares of common stock of which are publicly traded;

     * compared the results of operations and financial condition of Sun and Capitol with that of certain companies that FBR deemed to be relevant for purposes of the Opinion;

     * reviewed and discussed the regulatory examinations of both Sun and Capitol with their respective managements, including safety and soundness and CRA ratings;

     * reviewed the Plan and its schedules and exhibits and certain related documents;

     * reviewed the draft of Form S-4 of Capitol with respect to the Exchange and its schedules and exhibits; and

     *    performed such other reviews and analyses as FBR deemed appropriate.

                                                               November 16, 2001
                                                                          Page 3

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Sun and Capitol furnished to it by Sun or Capitol, or the publicly-available financial and other information regarding Sun, Capitol and other financial institutions (or their holding companies). FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Sun and Capitol that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Sun and Capitol provided to FBR by their respective managements, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial performance of Sun and Capitol. FBR has assumed that there has been no undisclosed material change in Sun's or Capitol's assets, financial condition, results of operations, business or prospects since September 30, 2001. FBR did not undertake an independent appraisal of the assets or liabilities of Sun or Capitol nor was FBR furnished with any such appraisals. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of Sun or Capitol. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Plan.

FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial institution holding companies, initial and secondary offerings and mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial institutions and real estate related companies. FBR has experience in, and knowledge of, the valuation of bank and thrift securities in Arizona and the rest of the United States.

FBR has acted as a financial advisor to Sun in connection with the Exchange and will receive a nonrefunadable fee for services rendered of $150,000. In addition, Sun has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by it on Sun's behalf, as well as indemnify FBR against certain liabilities, including any which may arise under the federal securities laws. In the ordinary course of FBR's business, it may provide investment banking services to Capitol for which FBR will receive compensation. Furthermore, FBR may effect transactions in the securities of Sun or Capitol for its own account and/or for the accounts of its customers and, accordingly,

                                                               November 16, 2001
                                                                          Page 4

may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the Stockholders of Sun.

This letter is solely for the information of the Board of Directors and Stockholders of Sun and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials sent to the Stockholders in connection with the solicitation of approval for the Plan.


Very truly yours,



FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                     ANNEX C

                     OPINION OF CAPITOL'S FINANCIAL ADVISOR

                                November 15, 2001

The Special Committee of the Board of Directors:
Mr. Douglas E. Crist, Chairman
Mr. Louis G. Allen
Mr. Leonard Maas
Capitol Bancorp Ltd.
200 Washington Square North
Lansing, MI  48933

Dear Members of the Special Committee:

     You have requested our opinion as to the fairness from a financial point of view solely to the shareholders of Capitol Bancorp Ltd. ("Capitol") of the exchange ratio (the "Exchange Ratio") of 0.734 shares of common stock, without par value per share, of Capitol (the "Capitol Common Stock") to be exchanged for each share of common stock, without par value per share, of Sun Community Bancorp Limited ("Sun") pursuant to the terms of the Plan of Share Exchange dated as of November 16, 2001, between and among Capitol and the shareholders of Sun (the "Plan"). For the purposes of our opinion, we have assumed that the exchange between Sun and Capitol pursuant to the Plan (the "Exchange") will constitute a tax-free reorganization.

     Stifel, Nicolaus & Company, Incorporated ("Stifel"), as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been retained by Capitol to render a fairness opinion to the Special Committee of the Board of Directors of Capitol (the "Special Committee") in connection with the Plan. We will receive a fee for our services under the terms of our engagement letter with the Special Committee dated November 9, 2001, as previously provided to and approved by Capitol's Board of Directors. The fee, which is payable upon delivery of this opinion to the Special Committee, is not contingent upon the approval or consummation of the transaction. In addition, Capitol has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion and to reimburse us for our reasonable expenses incurred in connection with the performance of our services. In the ordinary course of its business, Stifel actively trades equity securities of Capitol for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Stifel may trade equity securities of Sun for the accounts of its customers.

     In rendering our opinion, we have reviewed, among other things: the form of the Plan; the financial statements of Capitol included in its 10-Ks for the five years ended December 31, 2000 and its 10-Qs for the three quarters ended September 30, 2001; the financial statements of Sun included in its 10-Ks for the three years ended December 31, 2000, its 10-Qs for the three quarters ended September 30, 2001, and its initial public offering prospectus, dated July 2, 1999; certain internal financial analyses and forecasts for Capitol and Sun prepared by their respective managements; and certain internal financial forecasts for Capitol and Sun on a combined basis, giving effect to the Exchange, prepared by the management of Capitol. We have conducted conversations with Capitol's senior management regarding recent developments and managements' financial forecasts for Capitol and Sun. We have also compared certain financial and securities data of Capitol and Sun with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Capitol and Sun, reviewed the financial terms of certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the commercial banking industry generally.

The Special Committee of the Board of Directors
November 15, 2001
Page 2


     In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us (including without limitation, projected cost savings and operating synergies resulting from the Exchange), we have assumed with your consent that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of Capitol and Sun as to the future operating and financial performance of Capitol and Sun, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which we could form our opinion. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Capitol or Sun since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of Capitol and Sun are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of Capitol's or Sun's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of Capitol or Sun. We relied on advice of Capitol's counsel and accountants as to certain legal and accounting matters with respect to Capitol, the Plan and the transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Exchange will be satisfied and not waived. We have not been requested to analyze, nor are we expressing any opinion with respect to, the fairness of the exchange ratio to the shareholders of Sun.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Special Committee for its information and assistance in connection with its consideration of the financial terms of the transaction contemplated by the Exchange solely from the financial point of view of the shareholders of Capitol and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction, nor have we expressed any opinion as to the prices at which any securities of Capitol or Sun might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the Exchange Ratio pursuant to the Plan is fair to the holders of Capitol Common Stock from a financial point of view.


Very truly yours,



STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                     ANNEX D


             TAX OPINION OF STROBL CUNNINGHAM CARETTI & SHARP, P.C.

                           [to be filed by amendment]

                                     ANNEX E

                    FINANCIAL AND OTHER INFORMATION REGARDING
                          SUN COMMUNITY BANCORP LIMITED

The following items accompany this proxy statement/prospectus as mailed to the shareholders of Sun Community Bancorp Limited:

     -    Report on Form 10-Q for period ended September 30, 2001

     -    Report on Form 10-Q for period ended June 30, 2001

     -    Report on Form 10-Q for period ended March 31, 2001

     -    Annual report to shareholders for year ended December 31, 2000

     -    Annual report on Form 10-K for year ended December 31, 2000

     - Proxy statement for Sun's Annual Meeting of Shareholders held on May 25, 2001

                                     ANNEX F

                    FINANCIAL AND OTHER INFORMATION REGARDING
                             CAPITOL BANCORP LIMITED

The following items are incorporated herein by reference:

     -    Report on Form 10-Q for period ended September 30, 2001

     -    Report on Form 10-Q for period ended June 30, 2001

     -    Report on Form 10-Q for period ended March 31, 2001

     -    Annual report to shareholders for year ended December 31, 2000

     -    Annual report on Form 10-K for year ended December 31, 2000

     - Proxy statement for Capitol's Annual Meeting of Shareholders held on May 3, 2001

     - Description of Capitol's common stock contained in Capitol's Registration Statement on Form 8-A filed April 19, 1990, including any amendment or report filed for the purpose of updating such description

                                     PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 561 - 571 of the Michigan Business Corporation Act ("MBCA"), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director's official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys' fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant's Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.

          Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

     (b) All Financial Statements Schedules are omitted in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or) the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs
                    (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) The undersigned Registrant hereby undertakes:

          (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (E) The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on November 16, 2001.

                                        CAPITOL BANCORP LIMITED


                                        By: /s/ Joseph D. Reid
                                            ------------------------------------
                                            JOSEPH D. REID
                                            Chairman of the Board and
                                            Chief Executive Officer



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph D. Reid, Cristin Reid English, and Lee W. Hendrickson and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 16, 2001.

Signature                                            Title
---------                                            -----

/s/ Joseph D. Reid
----------------------------------        Chairman of the Board and
JOSEPH D. REID                            Chief Executive Officer,
                                          Director (Principal Executive
                                          Officer)

/s/ Lee W. Hendrickson
----------------------------------        Executive Vice President and
LEE W. HENDRICKSON                        Chief Financial Officer (Principal
                                          Financial and Accounting Officer)


/s/ Robert C. Carr                        Executive Vice President, Treasurer,
----------------------------------        Director
ROBERT C. CARR


                                          Secretary, Director
----------------------------------
DAVID O'LEARY


/s/ Louis G. Allen                        Director
----------------------------------
LOUIS G. ALLEN


/s/ Paul R. Ballard                       Director
----------------------------------
PAUL R. BALLARD


/s/ David L. Becker                       Director
----------------------------------
DAVID L. BECKER


/s/ Douglas E. Crist                      Director
----------------------------------
DOUGLAS E. CRIST


/s/ James C. Epolito                      Director
----------------------------------
JAMES C. EPOLITO


/s/ Gary A. Falkenberg                    Director
----------------------------------
GARY A. FALKENBERG


                                          Director
----------------------------------
JOEL I. FERGUSON


/s/ Kathleen A. Gaskin                    Director
----------------------------------
KATHLEEN A. GASKIN

Signature                                   Title
---------                                   -----


/s/ H. Nicholas Genova                     Director
----------------------------------
H. NICHOLAS GENOVA


/s/ L. Douglas Johns                       Director
----------------------------------
L. DOUGLAS JOHNS


/s/ Michael L. Kasten                      Director
----------------------------------
MICHAEL L. KASTEN


/s/ Leonard Maas                           Director
----------------------------------
LEONARD MAAS


/s/ Lyle W. Miller                         Director
----------------------------------
LYLE W. MILLER


/s/ Cristin Reid English                   Director
----------------------------------
CRISTIN REID ENGLISH

                                  EXHIBIT INDEX

                                                                                                          INCORPORATED BY
EXHIBIT NO.     DESCRIPTION                                                                               REFERENCE FROM
----------      -----------                                                                               --------------
2.1             Plan of Share Exchange (included in the proxy statement/prospectus as Annex A).

4               Instruments Defining the Rights of Capitol's Security Holders:

                (a)   Common Stock Certificate                                                                 (1)
                (b)   Indenture dated December 18, 1997                                                        (2)
                (c)   Subordinated Debenture                                                                   (2)
                (d)   Amended and Restated Trust Agreement dated December 18, 1997                             (2)
                (e)   Preferred Security Certificate dated December 18, 1997                                   (2)
                (f)   Preferred Securities Guarantee Agreement of Capitol Trust I
                        dated December 18, 1997                                                                (2)
                (g)   Agreement as to Expenses and Liabilities of Capitol Trust I                              (2)

5               Opinion of Strobl Cunningham Caretti & Sharp, P.C. as to the validity of the shares.

8               Tax Opinion of Strobl Cunningham Caretti & Sharp, P.C. (included in the proxy statement/prospectus as Annex D).

23.1a           Consent of BDO Seidman, LLP.

23.1b           Consent of BDO Seidman, LLP.

23.2            Consent of Strobl Cunningham Caretti & Sharp, P.C. (included in Exhibits 5 and 8).

23.3            Consent of Snell & Wilmer, L.L.P.

23.4            Consent of Friedman, Billings, Ramsey & Co., Inc. (Sun's financial advisor).

23.5            Consent of Stifel, Nicolaus & Company, Incorporated (Capitol's financial advisor).

24              Power of Attorney (included on the signature page of the Registration Statement).

99a             Form of proxy for the Special Meeting of Shareholders of Sun Community Bancorp Limited.

99b             Form of proxy for the Special Meeting of Shareholders of Capitol Bancorp Limited.

KEY:
---
(1)  Form S-18, Reg. No. 33-24728C, filed September 15, 1988.
(2) Post Effective Amendment No. 1 to Form S-3, Reg. No. 333-41215 and 333-41215-01 filed February 9, 1998.